                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS



                                 HARBOR BANCORP
                 (Name of small business issuer in its charter)


            California                                  95-3764395
 (State or other jurisdiction of                     (I.R.S. Employer
  incorporation or organization)                    Identification No.)


         11 Golden Shore  Long Beach, California           90802
         (Address of Principal Executive Offices)        (Zip Code)


                    Issuer's telephone number: (310) 491-1111


           Securities to be registered under Section 12(b) of the Act:


                                 Name of each exchange on
     Title of each class         which each class is to be
     to be so registered              registered

          None                            None

          Securities to be registered under Section 12(g) of the Act:


                           Common Stock, no par value
                           --------------------------
                                (Title of Class)





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                                      INDEX


     DESCRIPTION                                                PAGE NO.
     -----------                                                --------
         PART I............................................        1

         ITEM 1.  Description of Business..................        1
         ITEM 2.  Management's Discussion and Analysis.....       25
         ITEM 3.  Description of Property..................       44
         ITEM 4.  Security Ownership of Certain
                    Beneficial Owners and Management.......       46
         ITEM 5.  Directors, Executive Officers,
                    Promoters and Control Persons..........       48
         ITEM 6.  Executive Compensation...................       51
         ITEM 7.  Certain Relationships and Related
                    Transactions...........................       56
         ITEM 8.  Description of Securities................       57

         PART II...........................................       58

         ITEM 1.  Market Price of and Dividends on the
                    Registrant's Common Equity and Other
                    Shareholder Matters....................       58
         ITEM 2.  Legal Proceedings........................       59
         ITEM 3.  Changes in and Disagreements with
                    Accountants............................       60
         ITEM 4.  Recent Sales of Unregistered
                    Securities.............................       61
         ITEM 5.  Indemnification of Directors and
                    Officers...............................       62

         PART F/S..........................................       69


         PART III..........................................      110

         ITEM 1.  Index to Exhibits........................      110


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                                     PART I


ITEM 1.  BUSINESS.

General

                  Harbor Bancorp (the "Company") is a corporation that was organized under the laws of the State of California on July 23, 1982 and commenced business on December 17, 1982 when, pursuant to a reorganization, the Bancorp acquired all of the voting stock of Harbor Bank (the "Bank"). As a bank holding company the Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHC Act"). A general description of the business of each of the Company's subsidiaries is set forth below.

                  The Company's principal business is to serve as a holding company for the Bank and its subsidiaries and for other banking or banking-related subsidiaries which the Company may establish or acquire. The Company's principal source of income is dividends from its subsidiaries. Legal limitations are imposed on the amount of dividends that may be paid and loans that may be made by the Bank and its subsidiaries to the Company. As of December 31, 1996, the Company had total consolidated assets of approximately $200 million, total consolidated net loans of approximately $141 million, total consolidated deposits of approximately $183 million and total stockholder's equity of approximately $16 million. The Company does not have any industry segments.

                  Harbor Bank Properties was incorporated under the laws of the State of California on September 11, 1975 and is a wholly-owned subsidiary of the Company. This company is presently inactive.

                  Harbor Bank was incorporated under the laws of the State of California on December 3, 1973, and was licensed by the California Superintendent of Banks (the "Superintendent") and commenced operations as a California state-chartered bank on May 13, 1974. It currently operates six (6) offices, two offices in Long Beach, one office in Los Alamitos, one office in Irvine, one office in Fountain Valley and one office in Huntington Beach, California. As of December 31, 1996, the Bank had approximately $200 million in assets, approximately $141 million in net loans, and approximately $184 million in deposits.

                  H.B. Funding is a California corporation that was incorporated on February 17, 1983 and is wholly-owned by the Bank. H.B. Funding operates as a mortgage company and currently brokers loans to other lending institutions on a fee basis.

                  The Bank provides a wide range of commercial banking services primarily for professionals and small and medium-sized




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businesses. Services include those traditionally offered by commercial banks of similar size and character in California, such as checking, interest-bearing checking ("NOW") and savings accounts, Money Market Deposit Accounts and Super NOW accounts, commercial, real estate, personal, home improvement, automobile, and other installment and term loans, travelers checks, safe deposit boxes, collection services, and telephone transfers; however, the Bank places special emphasis on services tailored to meet the needs of the professional and business market, such as Small Business Administration ("SBA") loans, and payroll and accounting packages and billing programs. As part of the Bank's wholesale orientation, it makes few consumer loans and does not actively solicit personal as opposed to business accounts. The Bank does not have a trust department; however, the Bank makes arrangements with correspondent institutions to provide trust services as well as investment and international banking services.

                  On August 3, 1993, the Bank and FDIC executed a Memorandum of Understanding ("FDIC Memorandum"). The FDIC Memorandum required the Bank to take certain actions, including the following: (i) increase Board of Directors participation; (ii) maintain Tier 1 capital equal to or exceeding six and one-half (6.5%) percent of the Bank's total assets; (iii) chargeoff or collect certain assets classified loss, and reduce certain other assets classified substandard in accordance with a specified reduction schedule; (iv) restrict extensions of credit to borrowers who had loans previously charged-off or classified loss and uncollected, or substandard; (v) revise, adopt, and implement the following: lending and collection policies, profit plan, business/strategic plan, liquidity and funds management policy, and internal routine and control policy; (vi) review adequacy of the reserve for loan losses and establish a comprehensive policy for determining the adequacy of the reserve for loan losses; (vii) eliminate and/or correct any and all violations of law;
(viii) file with the FDIC amended Consolidated Reports of Condition and Income as of December 31, 1993; and (ix) furnish written progress reports detailing the compliance with the FDIC Memorandum.

                  As a result of an examination conducted by the FDIC as of January 8, 1996, the FDIC determined that the Bank was in compliance with the terms of the FDIC Memorandum, and the FDIC removed the FDIC Memorandum on May 22, 1996.

                  On January 3, 1995, the Bank and the Superintendent executed a Memorandum of Understanding ("Superintendent's Memorandum"). The Superintendent's Memorandum required the Bank to take certain actions, including the following: (i) retain management acceptable to the Superintendent; (ii) maintain tangible shareholders equity in an amount which equals or exceeds six and one-half (6.5%) percent of total tangible assets; (iii) charge-off or collect all assets classified loss, and reduce certain other assets classified substandard and doubtful in accordance with a specified reduction schedule; (iv) maintain an adequate allowance for loan losses, and review the adequacy of the allowance prior to the end of each calendar quarter; (v) maintain an adequate valuation allowance for other real




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
estate owned; (vi) correct all violations of law; (vii) revise, adopt and implement the following: lending and collection policies, investment policy, internal loan and operations audit policy, liquidity policy, a profit plan and month-to-month budget for 1995, and an annual schedule to review and adopt all policies; (viii) avoid distributions to its shareholder without the prior written consent of the Superintendent; and (ix) furnish written progress reports to the Superintendent on a quarterly basis.

                  As a result of a request made by the Board of Directors of Harbor Bank on May 28, 1996, the Superintendent determined that the Bank was in compliance with the terms of the Superintendent's Memorandum, and the Superintendent removed the Superintendent's Memorandum on June 12, 1996.

                  As a result of an examination conducted by the Federal Reserve Bank of San Francisco ("FRB") as of March 31, 1994, the Company and the FRB executed a Memorandum of Understanding (the "FRB Memorandum") dated October 25, 1994. In accordance with the terms of the FRB Memorandum, the Company agreed to take certain actions including the following: (i) declare or pay any dividends without prior written approval; (ii) submit a written plan to maintain an adequate capital position; (iii) submit a written statement concerning steps to be taken to improve the condition of the Bank and the Company; (iv) submit written intercompany tax allocation and payment policies; (v) shall not enter into any transaction which would result in lending or collateral violations;
(vi) increase borrowings or debt without prior written approval; (vii) enter into any agreements to acquire any interest in any entities or portfolios, or engage in any new line of business without prior written approval; and (viii) form a committee of board of directors to monitor compliance with the provisions of the FRB Memorandum.

Based on the Company's overall improved financial condition and the adoption of certain resolutions by the Company's Board of Directors, the FRB terminated the FRB Memorandum effective December 3, 1996.


Supervision and Regulation

         Harbor Bancorp

                  The capital stock of the Company is subject to the registration requirements of the Securities Act of 1933. The common stock of the Bank is exempt from such requirements. The Company is also subject to the periodic reporting requirements of the Securities Exchange Act of 1934, which include, but are not limited to, the filing of annual, quarterly and other reports with the Securities and Exchange Commission.

                  The Company, as a bank holding company, is subject to regulation under the BHC Act and is registered with and subject to the supervision of the Federal Reserve Board. Under the BHC Act, a bank holding company is defined as any company which directly or indirectly owns, controls or holds with power to vote, 25% or more of the voting shares of any bank or company that is or becomes a bank holding company under the BHC Act or which controls the election of a majority of the directors of the bank or company. The Company is required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting shares of any bank if, after giving effect to such acquisition, the Company would own or control, directly or indirectly, more than 5% of such bank. The BHC Act prohibits the Company from acquiring any voting shares of, interest in, or all or substantially all of the assets of a bank located outside the State of California unless the laws of such state specifically authorize such acquisition.

                  Under the BHC Act, the Company may not engage in any business other than managing or controlling banks or furnishing services to its subsidiaries, except that it may engage in certain activities which, in the opinion of the Federal Reserve Board, are so closely related to banking or to managing or controlling banks as to be a proper incident thereto. The Company is also prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company unless the company is engaged in such activities. The Federal Reserve Board's approval must be obtained before the shares of any such company can be acquired and, in certain cases, before any approved company can open new offices. In making such determinations the Federal Reserve Board considers whether the performance of such activities by a bank holding company would offer advantages to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. Further, the Federal Reserve Board is empowered to differentiate between activities commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern.

                  Although the entire scope of permitted activities is uncertain and cannot be predicted, the major non-banking activities that have been permitted to bank holding companies with certain limitations are: making, acquiring or servicing loans that would be made by a mortgage, finance, credit card or factoring company; operating an industrial loan company leasing real and personal property; acting as an insurance agent, broker, or principal with respect to insurance that is directly related to the extension of credit by the bank holding company or any of its subsidiaries and limited to repayment of the credit in the event of death, disability or involuntary unemployment; issuing and selling money orders, savings bonds and travelers checks; performing certain trust company services; performing appraisals of real estate and personal property; providing investment and financial advice; providing data processing services; providing courier services; providing management consulting advice to nonaffiliated depository institutions; arranging commercial real estate equity financing; providing certain securities brokerage services; underwriting and dealing in government obligations and money market instruments; providing foreign exchange advisory and transactional services; acting as a futures commission merchant; providing investment advice on financial futures and options on futures; providing consumer financial counseling; providing tax planning and preparation services; providing check guaranty services; engaging in collection agency activities; and operating a credit bureau.

                  On August 28, 1996, the Federal Reserve Bank proposed revisions to Regulation Y that amends the list of activities to include certain nonbanking activities that previously had been determined by order to be closely related to banking. It is our understanding that this proposal was recently adopted by the Federal Reserve Bank with certain changes, and became effective during the latter part of April 1997. Among the activities that would be included are: (1) riskless principal transactions; (2) private placement services; (3) foreign exchange trading for a bank holding company's own account;
(4) dealing and related activities in gold, silver, platinum and palladium; (5) employee benefits consulting; (6) career counseling services; (7) asset management, servicing and collection activities; (8) acquiring and resolving debt-in-default; (9) printing and selling checks; and (10) providing real estate settlement services.

                  The Company's primary source of income (other than interest income earned on Company capital) is the receipt of dividends and management fees from its subsidiaries. The Bank's ability to make such payments to the Company is subject to certain statutory and regulatory restrictions.

                  As a bank holding company, the Company is required to file reports with the Federal Reserve Board and to provide such additional information as the Federal Reserve Board may require. The Federal Reserve Board also has the authority to examine the Company and each of its subsidiaries with the cost thereof to be borne by the Company.

                  In addition, banking subsidiaries of bank holding companies are subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. Subject to certain exceptions set forth in the Federal Reserve Act, a bank can loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate, accept securities of an affiliate as collateral security for a loan or extension of credit to any person or company or issue a guarantee, acceptance or letter of credit on behalf of an affiliate only if the aggregate amount of the above transactions of the Bank and its subsidiaries does not exceed 10% of the Bank's capital stock and surplus on a per affiliate basis or 20% of the Bank's capital stock and surplus on an aggregate affiliate basis. In addition, such transaction must be on terms and conditions that are consistent with safe and sound banking practices. A bank and its subsidiaries generally may not purchase a low-quality asset, as that term is defined in the Federal Reserve Act, from an affiliate. Such restrictions also prevent a holding company and its other affiliates from borrowing from a banking subsidiary of the holding company unless the loans are secured by collateral.

                  The BHC Act also prohibits a bank holding company or any of its subsidiaries from acquiring voting shares or substantially all the assets of any bank located in a state other than the state in which the operations of the bank holding company's banking subsidiaries are principally conducted unless such acquisition is expressly authorized by statutes of the state in which the bank to be acquired is located. Legislation recently adopted in California permits out-of-state bank holding companies to acquire California banks. See "Effect of Governmental Policies and Recent Legislation" later in this section.


                  The Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions the Bank may not condition an extension of credit on a customer's obtaining other services provided by it, the Company or any other subsidiary or on a promise by the customer not to obtain other services from a competitor.

                  The BHC Act and regulations of the Federal Reserve Board also impose certain constraints on the redemption or purchase by a bank holding company of its own shares of stock.

                  The Federal Reserve Board has cease and desist powers to cover parent bank holding companies and nonbanking subsidiaries where action of a parent bank holding company or its non-financial institutions represent an unsafe or unsound practice or violation of law. The Federal Reserve Board has the authority to regulate debt obligations (other than commercial paper) issued by bank holding companies by imposing interest ceilings and reserve requirements on such debt obligations.

                  The ability of the Company to pay dividends to its shareholders is subject to the restrictions set forth in the California General Corporation Law (the "Corporation Law"). The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporation Law further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally are as follows: (i) the corporation's assets equal at least 1-1/4 times its liabilities; and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years then the corporation's current assets equal at least 1-1/4 times its current liabilities.

Harbor Bank

                  Banks are extensively regulated under both federal and state law. The Bank, as a California state chartered bank, is subject to primary supervision, periodic examination and regulation by the Superintendent and the FDIC.

                  The Bank is insured by the FDIC, which currently insures deposits of each member bank to a maximum of $100,000 per depositor. For this protection, the Bank, as is the case with all insured banks, pays a semi-annual statutory assessment and is subject to the rules and regulations of the FDIC. Although the Bank is not a member of the Federal Reserve System, it is nevertheless subject to certain regulations of the Federal Reserve Board.

                  Various requirements and restrictions under the laws of the State of California and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends and locations of branch offices. Further, the Bank is required to maintain certain levels of capital.

                  There are statutory and regulatory limitations on the amount of dividends which may be paid to stockholders by a bank. California law restricts the amount available for cash dividends by state-chartered banks to the lesser of retained earnings or the bank's net income for its last three fiscal years (less any distributions to stockholders made during such period). In the event a bank has no retained earnings or net income for its last three fiscal years, cash dividends may be paid in an amount not exceeding the net income for such bank's last preceding fiscal year only after obtaining the prior approval of the Superintendent.

                  The FDIC also has authority to prohibit the Bank from engaging in what, in the FDIC's opinion, constitutes an unsafe or unsound practice in conducting its business. It is possible, depending upon the financial condition of the bank in question and other factors, that the FDIC could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice.

                  Banks are subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of its affiliates, the purchase of or investments in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of such affiliates. Such restrictions prevent affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Bank in any other affiliate is limited to 10% of the Bank's capital and surplus (as defined by federal regulations) and such secured loans and investments are limited, in the aggregate, to 20% of the Bank's capital and surplus (as defined by federal regulations).

California law also imposes certain restrictions with respect to transactions involving other controlling persons of the Bank. Additional restrictions on transactions with affiliates may be imposed on the Bank under the prompt corrective action provisions of the FDIC Improvement Act.

         Potential and Existing Enforcement Actions

                  Commercial banking organizations, such as the Bank, may be subject to potential enforcement actions by the FDIC and the Superintendent for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits, the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the imposition of restrictions and sanctions under the prompt corrective action provisions of the FDIC Improvement Act.

                  The regulations of these various agencies govern most aspects of the Bank's business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, opening of branches, and numerous other areas. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to changes in California and the Federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities, or increasing competition.

Effect of Governmental Policies and Recent Legislation

                  Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by the Bank on its deposits and its other borrowings and the interest rate received by the Bank on loans extended to its customers and securities held in the Bank's portfolio comprise the major portion of the Bank's earnings. These rates are highly sensitive to many factors that are beyond the control of the Bank. Accordingly the earnings and growth of the Bank are subject to the influence of local, domestic and foreign economic conditions, including recession, unemployment and inflation.

                  The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial intermediaries subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

                  From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial intermediaries. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial intermediaries are frequently made in Congress, in the California legislature and before various bank regulatory and other professional agencies. The likelihood of any major changes and the impact such changes might have on the Bank are impossible to predict. Certain of the potentially significant changes which have been enacted and proposals which have been made recently are discussed below.

         Federal Deposit Insurance Corporation Improvement Act of 1991

                  On December 19, 1991, the FDIC Improvement Act was enacted into law. Set forth below is a brief discussion of certain portions of this law and implementing regulations that have been adopted or proposed by the Federal Reserve Board, the Comptroller of the Currency ("Comptroller"), the Office of Thrift Supervision ("OTS") and the FDIC (collectively, the "federal banking agencies").

         Standards for Safety and Soundness

                  The FDIC Improvement Act requires the federal banking agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating to internal controls, loan documentation, credit underwriting, interest rate exposure and asset growth. Standards must also be prescribed for classified loans, earnings and the ratio of market value to book value for publicly traded shares. The FDIC Improvement Act also requires the federal banking agencies to issue uniform regulations prescribing standards for real estate lending that are to consider such factors as the risk to the deposit insurance fund, the need for safe and sound operation of insured depository institutions and the availability of credit. Further, the FDIC Improvement Act requires the federal banking agencies to establish standards prohibiting compensation, fees and benefit arrangements that are excessive or could lead to financial loss.

                  Final regulations have been issued by federal banking agencies prescribing uniform guidelines for real estate lending. The regulations, which became effective March 19, 1993, require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan-to-value limits that do not exceed the supervisory limits prescribed by the regulations.

         Prompt Corrective Regulatory Action

                  The FDIC Improvement Act requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions that fall below one or more prescribed minimum capital ratios. The purpose of this law is to resolve the problems of insured depository institutions at the least possible long-term cost to the appropriate deposit insurance fund.

                  The law required each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized (significantly exceeding the required minimum capital requirements), adequately capitalized (meeting the required capital requirements), undercapitalized (failing to meet any one of the capital requirements), significantly undercapitalized (significantly below any one capital requirement) and critically undercapitalized (failing to meet all capital requirements).

                  In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of the FDIC Improvement Act. Under the regulations, an insured depository institution will be deemed to be:

         - "well capitalized" if it (i) has total risk-based capital of 10% or greater, Tier 1 risk-based capital of 6% or greater and a leverage capital ratio of 5% or greater and (ii) is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure;

         - "adequately capitalized" if it has total risk-based capital of 8% or greater, Tier 1 risk-based capital of 4% or greater and a leverage capital ratio of 4% or greater (or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the applicable regulatory rating system in its most recent report of examination);

         - "undercapitalized" if it has total risk-based capital that is less than 8%, Tier 1 risk-based capital that is less than 4% or a leverage capital ratio that is less than 4% (or a leverage capital ratio that is less than 3% if the institution is rated composite 1 under the applicable regulatory rating system in its most recent report of examination);

         - "significantly undercapitalized" if it has total risk-based capital that is less than 6%, Tier 1 risk-based capital that is less than 3% or a leverage capital ratio that is less than 3%; and

         - "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

                  An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized or undercapitalized may be reclassified to the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, (i) determines that the institution is an unsafe or unsound condition or (ii) deems the institution to be engaging in an unsafe or unsound practice and not to have corrected the deficiency. At each successive lower capital category, an insured depository institution is subject to more restrictions and federal banking agencies are given less flexibility in deciding how to deal with it.

                  The law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines; of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency 45 days after becoming undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan (i) specifies the steps the institution will take to become adequately capitalized,
(ii) is based on realistic assumptions and (iii) is likely to succeed in restoring the depository institution's capital. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on an average basis during each of four consecutive calendar quarters and must otherwise provide adequate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt correction action provisions.

                  An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions. These include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits; (iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers, subject to certain grandfather provisions for those elected prior to enactment of the FDIC Improvement Act; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or (x) other restrictions as determined by the appropriate federal banking agency. Although the appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose, it is required to force a sale of voting shares or merger, impose restrictions on affiliate transactions and impose restrictions on rates paid on deposits unless it determines that such actions would not further the purpose of the prompt corrective action provisions. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

                  Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

                  The FDIC has adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

                  In addition to the risk-based guidelines, the FDIC requires banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by the FDIC to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum, or 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the FDIC has the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

                  In August 1995, the federal banking agencies adopted final regulations specifying that the agencies will include, in their evaluations of a bank's capital adequacy, an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. The final regulations, however, do not include a measurement framework for assessing the level of a bank's exposure to interest rate risk, which is the subject of a proposed policy statement issued by the federal banking agencies concurrently with the final regulations. The proposal would measure interest rate risk in relation to the effect of a 200 basis point change in market interest rates on the economic value of a bank. Banks with high levels of measured exposure or weak management systems generally will be required to hold additional capital for interest rate risk. The specific amount of capital that may be needed would be determined on a case-by-case basis by the examiner and the appropriate federal banking agency. Because this proposal has only recently been issued, the Bank currently is unable to predict the impact of the proposal on the Bank if the policy statement is adopted as proposed.

                  In January 1995, the federal banking agencies issued a final rule relating to capital standards and the risks arising from the concentration of credit and nontraditional activities. Institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities and who fail to adequately manage these risks, will be required to set aside capital in excess of the regulatory minimums. The federal banking agencies have not imposed any quantitative assessment for determining when these risks are significant, but have identified these issues as important factors they will review in assessing an individual bank's capital adequacy.

                  In December 1993, the federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses which, among other things, establishes certain benchmark ratios of loan loss reserves to classified assets. The benchmark set forth by such policy statement is the sum of (a) assets classified loss; (b) 50 percent of assets classified doubtful;
(c) 15 percent of assets classified substandard; and (d) estimated credit losses on other assets over the upcoming 12 months.

         Other Items

                  The FDIC Improvement Act also, among other things, (i) limits the percentage of interest paid on brokered deposits and limits the unrestricted use of such deposits to only those institutions that are well capitalized; (ii) requires the FDIC to charge insurance premiums based on the risk profile of each institution; (iii) eliminates "pass through" deposit insurance for certain employee benefit accounts unless the depository institution is well capitalized or, under certain circumstances, adequately capitalized; (iv) prohibits insured state chartered banks from engaging as principal in any type of activity that is not permissible for a national bank unless the FDIC permits such activity and the bank meets all of its regulatory capital requirements; (v) directs the appropriate federal banking agency to determine the amount of readily marketable purchased mortgage servicing rights that may be included in calculating such institution's tangible, core and risk-based capital; and (vi) provides that, subject to certain limitations, any federal savings association may acquire or be acquired by any insured depository institution.

                  In addition, the FDIC has issued final and proposed regulations implementing provisions of the FDIC Improvement Act relating to powers of insured state banks. Final regulations issued in October 1992 prohibit insured state banks from making equity investments of a type, or in an amount, that are not permissible for national banks. In general, equity investments include equity securities, partnership interests and equity interests in real estate. Under the final regulations, non-permissible investments must be divested by no later than December 19, 1996. The Bank has no such non-permissible investments.

                  Regulations issued in December 1993 prohibit insured state banks from engaging as principal in any activity not permissible for a national bank, without FDIC approval. The proposal also provides that subsidiaries of insured state banks may not engage as principal in any activity that is not permissible for a subsidiary of a national bank, without FDIC approval.

         Capital Adequacy Guidelines

                  The FDIC has issued guidelines to implement the risk-based capital requirements. The guidelines are intended to establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet items into account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets. Under these guidelines, assets and credit equivalent amounts of off-balance sheet items, such as letters of credit and outstanding loan commitments, are assigned to one of several risk categories, which range from 0% for risk-free assets, such as cash and certain U.S. Government securities, to 100% for relatively high-risk assets, such as loans and investments in fixed assets, premises and other real estate owned. The aggregated dollar amount of each category is then multiplied by the risk-weight associated with that category. The resulting weighted values from each of the risk categories are then added together to determine the total risk-weighted assets.

                  A banking organization's qualifying total capital consists of two components: Tier 1 capital (core capital) and Tier 2 capital (supplementary capital). Tier 1 capital consists primarily of common stock, related surplus and retained earnings, qualifying noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries. Intangibles, such as goodwill, are generally deducted from Tier 1 capital; however, purchased mortgage servicing rights and purchase credit card relationships may be included, subject to certain limitations. At least 50% of the banking organization's total regulatory capital must consist of Tier 1 capital.

                  Tier 2 capital may consist of (i) the allowance for possible loan and lease losses in an amount up to 1.25% of risk-weighted assets; (ii) perpetual preferred stock, cumulative perpetual preferred stock and long-term preferred stock and related surplus; (iii) hybrid capital instruments (instruments with characteristics of both debt and equity), perpetual debt and mandatory convertible debt securities; and (iv) eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus, in an amount up to 50% of Tier 1 capital. The inclusion of the foregoing elements of Tier 2 capital are subject to certain requirements and limitations of the federal banking agencies.

                  The FDIC has also adopted a minimum leverage capital ratio of Tier 1 capital to average total assets of 3% for the highest rated banks. This leverage capital ratio is only a minimum. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles are expected to maintain capital well above the minimum level. Furthermore, higher leverage capital ratios are required to be considered well capitalized or adequately capitalized under the prompt corrective action provisions of the FDIC Improvement Act.

         Safety and Soundness Standards

                  In February 1995, the federal banking agencies adopted final guidelines establishing standards for safety and soundness, as required by FDICIA. The guidelines set forth operational and managerial standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Guidelines for asset quality and earnings standards will be adopted in the future. The guidelines establish the safety and soundness standards that the agencies will use to identify and address problems at insured depository institutions before capital becomes impaired. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

                  In December 1992, the federal banking agency issued final regulations prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

                  Appraisals for "real estate related financial transactions" must be conducted by either state-certified or state-licensed appraisers for transactions in excess of certain amounts. State-certified appraisers are required for all transactions with a transaction value of $1,000,000 or more; for all nonresidential transactions valued at $250,000 or more; and for "complex" 1-4 family residential properties of $250,000 or more. A state-licensed appraiser is required for all other appraisals. However, appraisals performed in connection with "federally related transactions" must now comply with the agencies' appraisal standards. Federally related transactions include the sale, lease, purchase, investment in, or exchange of, real property or interests in real property, the financing of real property, and the use of real property or interests in real property as security for a loan or investment, including mortgage backed securities.

         Premiums for Deposit Insurance

                  Federal law has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. The FDIC also has authority to impose special assessments against insured deposits.

                  The FDIC implemented a final risk-based assessment system, as required by FDICIA, effective January 1, 1994, under which an institution's premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund. As long as BIF's reserve ratio is less than a specified "designated reserve ratio," 1.25%, the total amount raised from BIF members by the risk-based assessment system may not be less than the amount that would be raised if the assessment rate for all BIF members were .023% of deposits. The FDIC, effective September 15, 1995, lowered assessments from their rates of $.23 to $.31 per $100 of insured deposits to rates of $.04 to $.31, depending on the condition of the bank, as a result of the recapitalization of the BIF. On November 15, 1995, the FDIC voted to drop its premiums for well capitalized banks to zero effective January 1, 1996. Other banks will be charged risk-based premiums up to $.27 per $100 of deposits.

                  Governor Pete Wilson recently signed Assembly Bill 3351 (the "Banking Consolidation Bill"), authored by Assemblyman Ted Weggeland and sponsored by the California State Banking Department (the"Department"), effective July 1, 1997, which creates the California Department of Financial Institutions ("DFI") to be headed by a Commissioner of Financial Institutions out of the existing Department which regulates state chartered commercial banks and trust companies in California.

                  The Banking Consolidation Bill, among other provisions, also
(i) transfers regulatory jurisdiction over state chartered savings and loan associations from the Department of Savings and Loans ("DSL") to the newly created DFI and abolishes the DSL; (ii) transfers regulatory jurisdiction over state chartered industrial loan companies and credit unions from the Department of Corporations to the newly-created DFI; and (iii) establishes within the DFI separate divisions for credit unions, commercial banks, industrial loan companies and savings and loans. As the Banking Consolidation Bill has only recently been enacted, it is impossible to predict with any degree of certainty what impact it will have on the banking industry in general and the Bank in particular.

                  Congress has recently passed, and the President signed into law on September 30, 1996, provisions to strengthen the Savings Association Insurance Fund (the "SAIF") and to repay outstanding bonds that were issued to recapitalize the SAIF's successor as result of payments made due to insolvency of savings and loan associations and other federally insured savings institutions in the late 1980's and early 1990's. The new law will require savings and loan associations to bear the cost of recapitalizing the SAIF and, after January 1, 1997, banks will contribute towards paying off the financing bonds, including interest. In 2000, the banking industry will assume the bulk of the payments. The new law also aims to merge the Bank Insurance Fund and SAIF by 1999 but not until the bank and savings and loan charters are combined. The costs and benefits of the new law to the Bank can not currently be accurately predicted.

         Interstate Banking and Branching

                  On September 29, 1994, the President signed in law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"). Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain regulatory approval to acquire an existing bank located in another state without regard to state law. A bank holding company would not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks. An out-of-state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement.

                  The Interstate Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. The Interstate Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirement and conditions as for a merger transaction. Effective October 2, 1995, California adopted legislation which "opts California into" the Interstate Act. However, the California Legislation restricts out of state banks from purchasing branches or starting a de novo branch to enter the California banking market. Such banks may proceed only by way of purchases of whole banks.

                  The Interstate Act is likely to increase competition in the Bank's market areas especially from larger financial institutions and their holding companies. It is difficult to assess the impact such likely increased competition will have on the Banks' operations.

                  In 1986, California adopted an interstate banking law. The law allows California banks and bank holding companies to be acquired by banking organizations in other states on a "reciprocal" basis
(i.e., provided the other state's law permit California banking organizations to acquire banking organizations in that state on substantially the same terms and conditions applicable to banking organizations solely within that state). The law took effect in two states. The first state allowed acquisitions on a "reciprocal" basis within a region consisting of 11 western states. The second stage, which became effective January 1, 1991, allows interstate acquisitions on a national "reciprocal" basis. California has also adopted similar legislation applicable to savings associations and their holding companies.

                  On September 28, 1995, Governor Wilson signed Assembly Bill No. 1482, the Caldera, Weggeland, and Killea California Interstate Banking and Branching Act of 1995 (the "1995 Act"). The 1995 Act, which was filed with the Secretary of State as Chapter 480 of the Statutes of 1995, became operative on October 2, 1995.

                  The 1995 Acts opts in early for interstate branching, allowing out-of-state banks to enter California by merging or purchasing a California bank or industrial loan company which is at least five years old. Also, the 1995 Act repeals the California

Interstate (National) Banking Act of 1986, which regulated the acquisition of California banks by out-of-state bank holding companies. In addition, the 1995 Act permits California state banks, with the approval of the Superintendent of Banks, to establish agency relationships with FDIC-insured banks and savings associations. Finally, the 1995 Act provides for regulatory relief, including
(i) authorization for the Superintendent to exempt banks from the requirement of obtaining approval before establishing or relocating a branch office or place of business, (ii) repeal of the requirement of directors' oaths (Financial Code
Section 682), and (iii) repeal of the aggregate limit on real estate loans (Financial Code Section 1230).

         Community Reinvestment Act and Fair Lending Developments

                  The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of financial institutions in meeting the credit needs of their local community, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities.

                  In May 1995, the federal banking agencies issued final regulations which change the manner in which they measure a bank's compliance with its CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institutions' actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. In March 1994, the Federal Interagency Tax Force on Fair lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact.

                  In February 1995, the federal banking agencies adopted final safety and soundness standards for all insured depository institutions. The standards, which were issued in the form of guidelines rather than regulations, relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan may result in enforcement proceedings. Additional standards on earnings and classified assets are expected to be issued in the near future.

         New Accounting Pronouncements

                  In March of 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The statement does not apply to financial instruments long-term customer relationships of a financial institution (core deposits), mortgage and other servicing rights, and tax deferred assets. SFAS 121 requires the review of long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances include, for example, a significant decrease in market value of an assets, a significant change in use of an asset, or an adverse change in a legal factor that could affect the value of an asset. If such an event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss should be recognized as measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value can be determined by a current transaction, quoted market prices, or present value of estimated expected future cash flows discounted at the appropriate rate. The statement is effective for fiscal years beginning after December 15, 1995. The implementation of SFAS No. 121 did not have a material impact on its results of operations or financial position.

                  In May of 1995, the FASB issued SFAS 122, Accounting for Mortgage Servicing Rights. SFAS No. 122 eliminates distinctions between servicing rights that were purchased and those that were retained upon the sale of loans. The statement requires mortgage servicers to recognize as separate assets rights to service loans, no matter how the rights were acquired. Institutions who sell loans and retain the servicing rights will be required to allocate the total cost of the loans to servicing rights and loans based on their relative fair values if the value can be estimated. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. Further, SFAS No. 122 requires that all capitalized mortgage servicing rights be periodically evaluated for impairment based upon the current fair value of these rights. This Statement which is superseded by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, did not have a material effect on the Company's or the Bank's financial condition and results of operations.

                  In October of 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, establishing financial accounting and reporting standards for stock-based employee compensation plans. This statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net income and, if presented, earnings per share, as if this statement had been adopted. The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. The proforma earnings per share disclosure required by SFAS 123 are not shown in the Company's notes to Consolidated Financial Statements as the pro forma impact of applying SFAS 123 is insignificant in 1996.

                  In June of 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and in December, 1996 issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125 (an amendment of FASB Statement No.
125) establishing accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets. Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any, and the interest that is retained, if any, based on the relative fair values of the assets on the date of the transfer. Servicing assets retained are subsequently subject to amortization and assessment for impairment. Management believes the implementation of this statement will not have a material effect on the Company's or its subsidiary banks financial condition or results of operations.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS No. 128),"Earnings per Share." SFAS No. 128 supersedes APB Opinion No. 15, Earnings per Share, and is substantially the same as the International Accounting Standard 33, Earnings per Share, recently issued by the International Standards committee. SFAS No. 128 establishes standards for computing earnings per share (EPS) previously found in APB Opinion No. 15 and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. Under basic EPS, dilution is excluded and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. SFAS No. 128 will be effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. However, disclosure of pro forma EPS amounts computed using SFAS No. 128 in the notes to the financial statements in periods prior to required adoption are permitted. It is not anticipated that the financial impact of this statement will have a material effect on the Company or the Bank.

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129 (SFAS No. 129), "Disclosure of Information about Capital Structure." SFAS No 129 continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinion No. 10, Omnibus Opinion-1966, APB Opinion No. 15, Earnings per Share, and SFAS
No. 47, Discloser of Long-Term Obligations, for entities that were subject to the requirements of those standards. SFAS No. 129 eliminates the exemption of non-public entities from certain disclosure requirements of APB Opinion No. 15 as provided by SFAS No.
21, Suspension of the Reporting of Earnings per Share and Segment Information by Non-public Enterprises. SFAS No. 129 will be effective for financial statements issued for periods ending after December 15, 1997. It is not anticipated that the financial impact of this statement will have a material effect on the Company or the Bank.

         Hazardous Waste Clean-Up Costs

                  Management is aware of recent legislation and cases relating to hazardous waste clean-up costs and potential liability. Based on a general survey of the loan portfolio of the Bank, conversations with local authorities and appraisers, and the type of lending currently and historically done by the Bank (the Bank has generally not made the types of loans generally associated with hazardous waste contamination problems), management is not aware of any potential liability for hazardous waste contamination.

         Other Regulations and Policies

                  The federal regulatory agencies have adopted regulations that implement Section 304 of FDICIA which requires federal banking agencies to adopt uniform regulations prescribing standards for real estate lending. Each insured depository institution must adopt and maintain a comprehensive written real estate lending policy, developed in conformance with prescribed guidelines, and each agency has specified loan-to-value limits in guidelines concerning various categories of real estate loans.

                  Various requirements and restrictions under the laws of the United States and the State of California affect the operations of the Bank. Federal regulations include requirements to maintain non-interest bearing reserves against deposits, limitations on the nature and amount of loans which may be made, and restrictions on payment of dividends. The California Superintendent of Banks approves the number and locations of the branch offices of a bank. California law exempts banks from the usury laws.

Market Area

                  The Bank and the Company provide a solution-oriented approach to meeting the banking needs of individuals and businesses through six branches located in Los Angeles and Orange Counties.

                  The Company's market areas in the past five years have felt the full impact of the national recession that continued in California through all of 1996. The recession has been most felt through the progressive loss of jobs as defense contractors cut back and restructured; in declines in construction activity; cutbacks in the aerospace industry and in the closing of more than the normal number of small businesses. Real estate values have substantially declined with some properties dropping by 20% to 30% depending on location and price range and the increases in unemployment statistics. On a positive note, most recent economic reports point to decreases in unemployment and some increases in both sales volume and prices of real estate.


Business Concentrations

                  As of December 31, 1996, the Bank had approximately $200 million in assets and $184 million in deposits. No individual or single group of related accounts is considered material in relation to the Bank's totals, or in relation to its overall business.

Monetary Policy

                  Banking is a business which depends on rate differentials. In general, the difference between the interest paid by the Bank on its deposits and its other borrowings and the interest rate received by the Bank on loans extended to its customers and securities held in the Bank investment portfolios will comprise the major portion of the Bank's earnings.

                  The earnings and growth of the Bank will be affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, limitations upon savings and time deposit interest rates, and adjustments to the discount rates applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on the Bank's businesses and earnings cannot be predicted.

Competition

                  The banking business in California generally, and in the Bank's primary service areas specifically, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices and operations over a wide geographic area. Among the advantages such major banks have over the Bank are their ability to finance wide-ranging advertising campaigns and to allocate their investment assets to regions of higher yield and demand. Such banks offer certain services such as trust services and international banking which are not offered directly by the Bank (but which can be offered indirectly by the Bank through correspondent institutions). In addition, by virtue of their greater total capitalization, such banks have substantially higher lending limits than the Bank. (Legal lending limits to an individual customer are based upon a percentage of a bank's total capital accounts.) Other entities, both governmental and in private industry, seeking to raise capital through the issuance and sale of debt or equity securities also provide competition for the Bank in the acquisition of deposits. Banks also compete with money market funds and other money market instruments which are not subject to interest rate ceilings.

                  In order to compete with other competitors in their primary service areas, the Bank attempts to use to the fullest extent the flexibility which their independent status permits. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. In particular, each of the banks offers highly personalized banking services.

Employees

                  At December 31, 1996, the Company and the Bank employed 96 individuals, all on a full-time basis. The Company believes that its employee relations are excellent.

Item 2.   MANAGEMENT DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Management's discussion and analysis of financial condition and results of operations is intended to provide a better under standing of the significant changes and trends relating to the financial condition, results of operations, capital resources, liquidity and interest rate sensitivity of the Company during the three-year period ended December 31, 1996, and for the quarters ended March 31, 1997 and 1996. The following discussion will focus on Harbor Bancorp's goals in conjunction with current events and trends. Reference should be made to the accompanying Consolidated Financial Statements of the Company and related notes for an understanding of the following discussion and analysis.


FINANCIAL CONDITION

     Assets

     Total assets increased $5,011,366, or 2.6%, from $195,092,129 at December 31, 1995 to $200,103,495 at December 31, 1996 and $5,069,520, or 2.5%, to
$205,173,015 at March 31, 1997. The net increase in total assets from December 31, 1995 to December 31, 1996 results primarily from an increase in loans, offset by a decline in investment securities. The increase in total assets from December 31, 1995 to December 31, 1996, and from December 31, 1996 to March 31, 1997, is primarily the result of strong growth in loans offset by a decline in investment securities.

     Total loans increased by $13,575,643, or 10.4%, from $130,412,144 at
December 31, 1995 to $143,987,787 at December 31, 1996, with a minimal decline of $690,870, to $143,269,917 at March 31, 1997. In 1996, the Company benefited from a continued consolidation in the banking industry in Southern California due to bank mergers, acquisitions and closures. The increase in the loan portfolio is primarily a result of additional volume generated due to the industry consolidation. Management continues to emphasize funding only the best credits and there has been no change in the Company's philosophy of no growth for growth's sake.

         Cash and cash equivalents increased $2,378,627, or 9.1%, from $26,164,212 at December 31, 1995 to $28,542,839 at December 31, 1996. The
increase in cash and cash equivalents is primarily due to an increase in federal funds sold and securities purchased under resale agreements which is offset by a decline in investment securities. Investment securities declined $10,130,284, or 28.9%, from $34,982,653 at December 31, 1995 to

$24,852,369 at December 31, 1996. The primary reason for the decline in investment securities is reallocation into other earning asset categories, specifically federal funds sold and securities purchased under resale agreements and loans. At March 31, 1997, the increase in total assets were primarily in cash and cash equivalents which increased $19,580,300, or 68.6% from $28,542,839 at December 31 1996, to $48,123,139 at March 31, 1997, offset by a decline in investment securities which declined $13,390,494 from $24,852,369 at December 31, 1996, to $11,461,875 at March 31, 1997. This net increase in liquid assets is primarily a result of maintaining liquidity in the form of short term and overnight investments in anticipation of growth in loan volume and to accommodate possible seasonal reductions in title and escrow deposit levels.

     The Bank positions its investment portfolio to maintain a level of liquidity considered adequate within the prevailing economic climate. Under this policy, purchases of investment securities as well as the sale of federal funds are made after consideration of liquidity requirements.

         The book value of the investment portfolio by investment category for the last three years ended December 31, 1996 (in thousands):


                                               1996     1995      1994
                                               ----     ----      ----
U.S. gov't & agency obligations              $23,510   $33,813   $33,721

Obligations of state/political
 subdivisions                                    543       338       341

Mutual funds, net                                799       832       757

                                             -------   -------   -------
                                             $24,852   $34,983   $34,819
                                             =======   =======   =======


         The book value of the investment portfolio by investment category for the three month period ended March 31,(in thousands):


                                                     1997       1996
                                                     ----       ----
U.S. gov't & agency obligations                    $10,144     $26,673

Obligations of state/political subdivisions            541         336

Mutual funds, net                                      777         797
                                                   -------     -------
                                                   $11,462     $27,806
                                                   =======     =======

     Maturities of the investment portfolio by investment categories is as follows at December 31, 1996 (in thousands):

                                                            --------------------------------------------------

                                                              Less than     One Year     Five Thru     After
                                                               One Year       Thru       Ten Years   Ten Years
                                                                           Five Years
                                                            --------------------------------------------------
                                                    Book
                                                   Value
                                                 ---------
U.S. gov't & agency obligations                    $23,510       $18,818     $ 2,802      $ 1,619    $   271

Obligations of state/political subdivisions            543           104          25          414          -

Mutual funds, net                                      799             -           -            -        799
                                                   -------       -------     -------      -------    -------
                                                   $24,852       $18,921     $ 2,827      $ 2,033    $ 1,070
                                                   =======       =======     =======      =======    =======


Yield-Weighted Average                                              4.84%       7.53%        6.16%     10.31%


Note: Interest income on non-taxable securities is not stated on a tax-equivalent basis.


Maturities of the investment portfolio by investment categories is as follows at March, 1997 (in thousands):

                                                              Less than     One Year     Five Thru     After
                                                               One Year       Thru       Ten Years   Ten Years
                                                                           Five Years
                                                            --------------------------------------------------
                                                    Book
                                                   Value
                                                 ---------
U.S. gov't & agency obligations                    $10,144    $ 5,771       $ 3,675       $   439      $   259

Obligations of state/political subdivisions            541        127             -           414            -

Mutual funds, net                                      777          -             -             -          777
                                                   -------    -------       -------       -------      -------
                                                   $11,462    $ 5,898       $ 3,675       $   853      $ 1,036
                                                   =======    =======       =======       =======      =======


Yield-Weighted Average                                           5.71%         6.81%         6.28%        6.64%

         Total average interest earning assets also experienced an increase of $13,079,000, or 8.0%, from $162,875,000 at December 31, 1995 to $175,954,000 at
December 31, 1996, compared to $11,138,000, or 7.3%, from $151,737,000 at
December 31, 1994 to $162,875,000 at December 31, 1995. Loans, the largest component of interest earning assets, averaged $133,951,000 for the year ended December 31, 1996 compared to $118,986,000 for the year ended December 31, 1995.

         The following table presents an analysis of net interest earnings for the last three fiscal years ended December 31, 1996:


                              Year ended December 31, 1996      Year ended December 31, 1995           Year ended December 31, 1994
                                          Interest   Average                Interest    Average                 Interest    Average
                              Average     Income     Yields     Average     Income      Yields      Average     Income      Yields
                              Balance   Or Expense  Or Rates    Balance    Or Expense   Or Rates    Balance    Or Expense   Or Rates
                             -------------------------------    --------------------------------    --------------------------------
ASSETS
  Interest Earning
    Deposits                $    495     $    28      5.56%     $    495      $    31     6.26%     $  1,445     $    85      5.88%
  Taxable Securities          24,571       1,436      5.84        28,357        1,739     6.13        20,405         989      4.85
  Non-taxable Securities         369          15      4.18           341           21     6.16           356          22      6.18
  Federal Funds Sold          16,568         859      5.19        14,696          805     5.48        12,996         537      4.13
  Loans (1)                  133,951      12,750      9.52       118,986       11,502     9.67       116,535      10,320      8.86
    TOTAL EARNING ASSETS/   --------     -------     -----       -------       ------    -----       -------      ------     -----
     INTEREST INCOME         175,954      15,088      8.58%      162,875       14,098     8.66%      151,737      11,953      7.88%

 Reserve for Loan Losses      (2,948)                             (3,044)                             (3,228)
 Other Assets                 22,485                              21,539                              25,061
                            --------                             -------                             -------
TOTAL ASSETS                $195,491                            $181,370                            $173,570
                            ========                            ========                            ========

LIABILITIES
& STOCKHOLDERS' EQUITY
  Savings & Interest-
   bearing
   Demand Deposits          $ 60,577     $ 1,368      2.26%    $ 65,702      $ 1,413     2.15%      $ 60,854     $ 1,207     1.98%
  Time Deposits               32,580       1,687      5.18       24,473        1,185     4.84         21,170         727     3.43
  Borrowed Funds                  54           4      6.29          767           44     5.74          1,135          72     6.34
                           ---------     -------     -----    ---------      -------    -----       --------     -------     -----
TOTAL INT-BEARING
LIABILITIES/
  INTEREST EXPENSE            93,211       3,059      3.28%      90,942        2,642     2.91%        83,159       2,006     2.41%

   Demand Deposits            86,242                             75,823                               75,253
   Other Liabilities           1,031                                829                                1,818
                            --------                           --------                             --------
TOTAL LIABILITIES            180,484                            167,594                              160,230
STOCKHOLDERS' EQUITY          15,007                             13,776                               13,340
TOTAL LIABILITIES &         --------                           --------                             --------
STOCKHOLDERS' EQUITY        $195,491                           $181,370                             $173,570
                            ========                           ========                             ========

  Net Interest Income                    $12,029                             $11,456                             $ 9,947
                                         =======                             =======                             =======
  Net Interest Income
   to Earning Assets                                  6.84%                              7.03%                               6.56%
                                                     =====                              =====                               =====


(1) Included in interest income on loans are fees of $173,517 in 1996, $433,019 in 1995 and $464,313 in 1994. Note: Interest income on nonaccrual loans is not included in interest income. Interest income on non-taxable securities is not stated on a tax-equivalent basis. Due to rounding individual amounts may not agree to audited statements by $1 - 2.

     Sources of Funds

     The Company had total deposits at December 31, 1996, of $183,431,500 compared to $179,204,795 at December 31, 1995. The principal source of the increase in total deposits was in interest bearing deposits which increased $3,241,011, or 3.7%, from $87,201,532 at December 31, 1995, to $90,442,543 at
December 31, 1996. For the first three months of 1997, total deposits increased $4,588,639, or 2.5%, primarily in interest bearing deposits which increased $3,496,634, to 3.87%, from $90,442,543 at December 31, 1996 to $93,939,177 at
March 31, 1997. The primary reason for the overall increase in 1996 and the first quarter of 1997 was growth in core deposits. The Company continues to maintain local commercial deposits by providing a secure, stable presence in its market area. Substantially all of the Company's deposits are local, core deposits. The Company does not have any out-of-area brokered deposits included in the deposit base. The Company continues to emphasize core deposits and has elected not to compete for vola tile deposits with increased rates.

         The following table sets forth by time remaining to maturity, domestic time certificates of deposit in amounts of $100,000 or more at December 31, 1996(in thousands):

                           Less than three months            $11,556
                           Three to six months                10,550
                           Six to twelve months                1,320
                           Over twelve months                    402
                                                             -------
                                                             $23,828
                                                             =======

         The following table sets forth the average amount of and average rate paid on each of the following deposit categories for the last three years ended December 31, 1996:



                           Average Deposits               Average Rates

                         1996      1995      1994       1996   1995   1994
                         ----      ----      ----       ----   ----   ----
Non-interest bearing
  demand deposits     $ 86,242  $ 75,823  $ 75,253         -      -      -

Interest bearing
  demand deposits       49,503    53,125    44,883      3.86%  3.65%  3.25%

Savings deposits        11,074    12,577    15,971      2.20%  2.18%  2.22%

Time deposits           32,580    24,473    21,170      5.18%  4.81%  3.43%
                      --------  --------  --------
     Total Deposits   $179,399  $165,998  $157,277

         The following table sets forth changes in interest income and interest expense and the amount of change attributable to variances in volume and variance in interest rates. The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


                                       1996 OVER 1995                            1995 OVER 1994
                                       --------------                            --------------
                                      Amount of Change                          Amount of Change
                                        Attributed to:                            Attributed to:
                                  Total Increase                            Total Increase
                                   or (Decrease)   Volume      Rate          or (Decrease)  Volume     Rate
                                  --------------  -------     ------        --------------  ------   -------
                                         (in thousands)                            (in thousands)
  Interest Income:
  Interest on taxable securities      $ (303)     $ (232)     $ (71)           $  750      $  437    $  313

  Interest on nontaxable securities       (6)          2         (8)               (1)         (1)        -

  Interest on deposits with banks         (3)          -         (3)              (54)        (58)        4

  Federal funds sold                      54         103        (49)              268          82       186

  Interest & fees on loans(1)          1,248       1,447       (199)            1,182         227       955
                                       -----      ------     ------            ------       ------   ------
    TOTAL INTEREST INCOME                990       1,320       (330)            2,145         687     1,458

 Interest Expense:

  Interest on Deposits:

    Savings & Interest bearing demand    (43)        (99)        56               206         100      106

    Other time deposits                  502         393        109               458         137      321

  Interest on short-term borrowing       (41)        (41)         -               (28)          -      (28)
                                      ------      ------     ------            ------      ------   ------
       TOTAL INTEREST EXPENSE            418         253        165               636         237      399

                                      ------      ------     ------            ------      ------   ------
Net Interest Spread                   $  572      $1,067     $ (495)           $1,509      $  450   $1,059
                                      ======      ======     ======            ======      ======   ======

Note: Individual line items may not agree exactly to changes apparent from the audited statements by $1 - 2 due to rounding.
(1) Included in interest & fees on loans are fees of $173,517 in 1996 and $433,019 in 1995.
(2) The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the dollar amounts of the change in each. The following table shows the distribution of assets, liabilities and stockholders' equity; interest rates and interest differential (dollars in thousands).

Results of Operations

     Net Interest Income

     Net interest income, the difference between interest and fees earned on earning assets and interest paid on deposits and other sources of funds, has continued to be challenged by deregulation through increased competition and market conditions. The Company's net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities. It is also affected by changes in yields earned on interest-earning assets and rates paid on deposits and borrowed funds. Net interest income in 1996 was $12,029,588 compared to $11,456,120 in 1995 and $9,946,446 in 1994. Net interest income for the first three months of 1997 reflects an increase of $55,356, or 1.91%, from the same period in 1996. The Company is consistent in its' ability to maintain a strong net interest income position with the increase in 1996 a result of an increase in earning assets. Interest earning assets averaged $175,954,000 in 1996 compared to $162,875,000 in 1995, which represents an increase of $13,079,000, or 8.03%, and averaged $170,569,000 for the first three months of 1997. Net interest income, when expressed as a percentage of average total interest earning assets, is referred to as the net interest margin. The Company's net interest margin decreased slightly to 6.84% in 1996 from 7.03% in 1995 and 6.56% in 1994. Net interest spread, the effective rate of interest income on earning assets less the effective rate of interest expense on deposits, decreased to 5.30% in 1996 from 5.75% in 1995 and 5.47% in 1994.



     Allowance and Provision for Loan Losses

     The allowance for loan losses is a general reserve established by management to absorb potential losses inherent in the entire loan portfolio. In evaluating the adequacy of the allowance, management gives consideration to the Company's loan loss experience, the performance of loans in the Company's portfolio, the quality of the loans in the Company's portfolio, evaluation of collateral for such loans, the economic conditions affecting collectibility of loans, the prospects and financial condition of the respective borrowers or guarantors and such other factors which in management's judgment deserve recognition in the estimation of loan losses. During 1996, $1,159,269 was provided for loan losses compared to $312,596 provided during 1995 and $1,088,000 provided during 1994. During the first three months of 1997, the Company recorded a provision for loan loses of $150,000 compared to $196,000 for the same period in 1996. The substantial provision for loan losses in 1994 compared to 1995 was necessitated by high levels of non-performing and classified loans and loan charge-offs. The increase in the provision from 1995 to 1996 is primarily due to problem asset resolution which is reflected in the reduction of nonperforming assets. Of the $1,159,269 provided for loan losses in the year ended December 31, 1996, approximately $435,000 was provided in the fourth quarter to allow for a $350,000 charge-off. Net charge-offs for 1996, 1995 and 1994 were approximately $1,424,984, $533,833, and $1,530,355, respectively. The allowance for loan losses at December 31, 1996 was approximately $2,738,000, or 1.9% of total loans, as compared to $3,003,000, or 2.30% of total loans at December 31, 1995. Non-performing loans, loans which are no longer accruing interest, decreased $2,963,433, or 43.9%, to $3,782,539 at December 31, 1996 compared to $6,745,972 at December 31, 1995. Of the $3,782,539
in non-performing loans at December 31, 1996, there were no loans on cash basis nonaccrual. At December 31, 1995, of the $6,745,972 in non-performing loans $2,686,978 were on cash basis nonaccrual with all payments received as agreed. The primary reason for the decrease in non-performing loans was the continued improvement in the overall loan portfolio. At March 31, 1997, loans on non-accrual status were $3,637,000, or 2.54% of total loans.

                                 Loan Portfolio
                                 (in thousands)


                                          ------------Domestic---------------
                                              Commercial          Real Estate
                                                                     Loans
                                                                (Construction)
                                          ------------------------------------
Maturity Distribution:
Due within one year                           $31,372               $   523
Due after one but before five years            19,114                     -
Due after five years                               37                   266
                                              -------               -------
TOTAL AT DECEMBER 31, 1996                    $50,523               $   789
                                              =======               =======

Interest Sensitivity:  Loans Due
 After One Year
  Fixed-rate loans                            $10,002               $     -
  Prime-tied loans                              9,149                   266
                                              -------               -------
TOTAL AT DECEMBER 31, 1996                    $19,151               $   266
                                              =======               =======


         The composition of the Company's loan portfolio for the last five years ended December 31, 1996 is as follows (in thousands):

                              1996      1995       1994       1993      1992

Commercial                 $ 50,523   $ 51,528   $ 46,502   $ 46,698   $ 66,788
Commercial - real
  estate secured             69,295     53,434     45,311     39,222      4,738
Real Estate-secured          17,021     16,127     15,101     18,661     22,721
Real Estate-
 construction                   789      3,412      4,329     12,089     13,286
Installment                   6,360      5,911      3,607      3,838      2,748
                           --------   --------   --------   --------   --------
 TOTAL                     $143,988   $130,412   $114,850   $120,508   $110,281
                           ========   ========   ========   ========   ========

         The following table categorizes the Bank's total loans for the periods ended March 31 as indicated:

                                  Period Ended March 31,
                              ------------------------------
                                  1997              1996
                              ------------      ------------
Commercial                    $ 46,876,223      $ 49,332,392
Real Estate Mortgage            89,161,024        68,207,504
Real Estate Construction           805,569         2,057,877
Consumer Loans                   4,731,951         4,764,432
Other Loans                      1,722,150         4,128,073
                              ------------      ------------
                              $143,296,917      $128,490,278
                              ============      ============

                        March 31, 1997 Maturity Schedule

                             Due Within       After 1 But           After
Category                       1 Year        Within 5 Years        5 Years            Total
--------                    ------------     --------------     ------------      ------------
Commercial and
  financial                 $ 28,210,462      $ 18,194,780      $    470,981      $ 46,876,223

Real estate
  mortgage                    17,141,513        63,329,775         8,689,736        89,161,024

Real estate
  construction                   543,652              --             261,917           805,569

Installment loans                577,643         3,615,906           538,402         4,731,951

Other loans                       82,202         1,639,948              --           1,722,150
                            ------------      ------------      ------------      ------------

Total                       $ 46,555,472      $ 86,780,409      $  9,961,036      $143,296,917
                            ============      ============      ============      ============
Interest Sensitivity:

Predetermined rates ..      $ 14,370,097      $ 61,474,882      $  8,477,322      $ 84,322,301

Floating or adjustable
  rates                       32,185,375        25,305,527         1,483,714        58,974,616
                            ------------      ------------      ------------      ------------

                            $ 46,555,472      $ 86,780,409      $  9,961,036      $143,296,917
                            ============      ============      ============      ============

         The following table details accruing loans that are contractually past due 90 days or more, loans that are accounted on a nonaccrual basis and loans defined as troubled debt restructurings which are not included in the previous two categories for the last five fiscal years ended December 31, 1996:

                          Loans Contractually Past Due
                                 (all domestic)

                           Troubled          Past Due 90 Days(2)
                              Debt         -------------------------  Loans On
                         Restructuring     Amount         % of Total Non Accrual(1)
                         -------------     ------         ---------- --------------
December 31, 1996:
  Commercial                 $   45        $   87             .17%     $1,262
  Real Estate-secured         1,836          --               .00%      2,521
  Real Estate-
   construction                --            --               --         --
  Installment                  --              83            1.30%       --
                             ------        ------            ----      ------
   TOTAL                     $1,881        $  170             .12%     $3,783
                             ======        ======            ====      ======
December 31, 1995:
  Commercial                 $  769        $   46             .09%     $1,190
  Real Estate-secured           335            35             .05%      5,497
  Real Estate-
   construction                  49          --               --         --
  Installment                    12            40             .67%         59
                             ------        ------            ----      ------
    TOTAL                    $1,165        $  121             .09%     $6,746
                             ======        ======            ====      ======
December 31, 1994:
  Commercial                 $ --          $   97             .21%      2,041
  Real Estate-secured          --            --               .00%      3,636
  Real Estate-
   construction                --            --               .00%       --
  Installment                  --            --               .00%         63
                             ------        ------            ----      ------
    TOTAL                    $ --          $   97             .08%     $5,740
                             ======        ======            ====      ======
December 31, 1993:
  Commercial                 $ --          $  196             .26%        827
  Real Estate-secured          --             531            1.84%      3,176
  Real Estate-
   construction                --            --               .00%        833
  Installment                  --              14             .27%         34
                             ------        ------            ----      ------
    TOTAL                    $ --          $  741             .61%     $4,870
                             ======        ======            ====      ======
December 31, 1992:
  Commercial                 $ --          $  450             .67%     $1,865
  Real Estate-secured          --            --               .00%      2,875
  Real Estate-
   construction                --            --               .00%       --
  Installment                  --               1             .03%        101
                             ------        ------            ----      ------
    TOTAL                    $ --          $  451             .41%     $4,841
                             ======        ======            ====      ======


(1) Interest income which would have been recognized in 1996 and 1995 on nonperforming loans was approximately $172,713 and $260,264 respectively. The amount of interest income on nonperforming loans that was included in net income in 1996 was none. (2) Loans on Non Accrual have been excluded from the Past Due 90 Day column.

         The following table details accruing loans that are contractually past due 90 days or more, loans that are accounted on a nonaccrual basis and loans defined as troubled debt restructurings which are not included in the previous two categories for the three months ended March 31, 1996 and 1997, respectively:

                                                     March 31,
                                            --------------------------
                                               1997            1996
                                            ----------      ----------
Accruing loans which are contractually
  past due 90 days or more                  $   71,000      $  294,000

Loans accounted for on a non-accrual
  basis                                      3,637,000       7,502,000

Restructured loans not included
  in above categories                             --           823,000
                                            ----------      ----------

         Total                              $3,708,000      $3,716,619
                                            ==========      ==========

         The following table provides an analysis of the allowance for loan losses for the last five fiscal years ended December 31, 1996:

                         Summary of Loan Loss Experience
                                 (in thousands)

                                           1996           1995           1994            1993          1992
                                         ---------      ---------      ---------      ---------      ---------
Loans outstanding at year-end, net of
  unearned interest income               $ 143,988      $ 130,412      $ 114,850      $ 120,508      $ 110,281
                                         =========      =========      =========      =========      =========
Average loans outstanding, net of
  unearned interest income
                                         $ 133,951      $ 118,986      $ 116,535      $ 112,023      $ 108,226
                                         =========      =========      =========      =========      =========

Reserve balance, beginning of year       $   3,003      $   3,224      $   3,667      $   1,355      $   1,029

Recoveries:
  Commercial                                    77             17             20             39             19
  Installment                                    2              2             24              5             12
                                         ---------      ---------      ---------      ---------      ---------
    TOTAL                                       79             19             44             44             31

Loans charged off:
  Commercial                                  (672)          (393)        (1,401)        (1,143)          (126)
  Real Estate-mortgage                        (781)          (137)          (126)           -0-            -0-
  Installment                                  (51)           (22)           (48)          (153)           (63)
                                         ---------      ---------      ---------      ---------      ---------
    TOTAL                                   (1,504)          (552)        (1,575)        (1,296)          (189)
                                         ---------      ---------      ---------      ---------      ---------
Net loans charged off                       (1,425)          (533)        (1,531)        (1,252)          (158)

Provision charged to expense                 1,159            312          1,088          2,958            484

Acquired from Bank of San Diego                                                             606
                                         ---------      ---------      ---------      ---------      ---------
Allowance balance, end of year           $   2,737      $   3,003      $   3,224      $   3,667      $   1,355
                                         =========      =========      =========      =========      =========
Ratio of net loans charged off to
  average loans outstanding                   1.06%          0.45%          1.31%          1.12%           .15%
                                         =========      =========      =========      =========      =========
Ratio of allowance for loan
  losses to loans at year end                 1.90%          2.30%          2.81%          3.04%          1.23%
                                         =========      =========      =========      =========      =========

The Company does not anticipate charge-offs in 1997 for any loan categories, however, the Company gives no assurance that charge-offs will not occur in 1997.

                          Policy for Non-Accrual Loans

         The policy of Harbor Bank is that all loans that are past due for ninety (90) days must be placed on a non-accrual status. In addition, loans in which it is probable that full collection of principal will not occur are placed on non-accrual status.


                         Risk Elements in Loan Portfolio
                                       and
                 Determination of the Allowances for Loan Losses


     The allowance for loan losses represents management's recognition of the quality of the loan portfolio. The allowance is maintained at a level considered to be adequate for potential loan losses based on management's assessment of various factors affecting the loan portfolio, which includes a review of problem loans, business conditions and the overall quality of the loan portfolio.

     The allowance is increased by the provision for loan losses charged to operations and reduced by loans charged off to the allowance, net of recoveries.

         The following table shows an allocation of the allowance for loan losses for the five fiscal years ended December 31, 1996.

                                             Percent of
                                            Loans in Each
                                             Category to
                                Amount       Total Loans
                                ------      -------------
December 31, 1996:
  Commercial                    $2,006          83.2%
  Real Estate-secured              704          11.8
  Real Estate-construction           9           0.6
  Installment                       19           4.4
                                ------         -----
                                $2,738         100.0%
                                ======         =====
December 31, 1995:
  Commercial                    $1,059          39.5%
  Real Estate-secured            1,795          53.3
  Real Estate-construction         116           2.6
  Installment                       33           4.5
                                ------         -----
                                $3,003         100.0%
                                ======         =====
December 31, 1994:
  Commercial                    $1,863          59.7%
  Real Estate-secured            1,151          31.7
  Real Estate-construction         165           4.2
  Installment                       45           4.4
                                ------         -----
                                $3,224         100.0%
                                ======         =====
December 31, 1993:
  Commercial                    $2,415          62.4%
  Real Estate-secured              954          23.9
  Real Estate-construction         220           9.4
  Installment                       78           4.3
                                ------         -----
                                $3,667         100.0%
                                ======         =====
December 31, 1992:
  Commercial                    $  995          60.6%
  Real Estate-secured              207          23.9
  Real Estate-construction         100          12.0
  Installment                       54           3.5
                                ------         -----
                                $1,356         100.0%
                                ======         =====

         Management believes that the allowance for loan and lease losses is adequate for potential loan losses. In addition, the Bank has undertaken a number of actions including restructuring loan administration, developing and adopting new or revised policies, procedures and systems that are designed to improve the credit, review and classification processes, and reduction of classified assets and nonperforming assets.

         As a result of the Federal Deposit Insurance Corporation ("FDIC") examination at December 31, 1993, the Bank and FDIC executed a Memorandum of Understanding ("FDIC Memorandum") dated August 3, 1994.

         Based upon the January 8, 1996, FDIC examination of the Bank as of November 30, 1995, the Bank was formally notified that the FDIC Memorandum dated August 3, 1994, was removed effective May 22, 1996. Subsequent to the removal of the FDIC Memorandum, the Board of Directors of the Bank approved a resolution which required Bank management to maintain certain performance standards.

         As a result of an examination conducted by the California State Banking Department (the "Department") as of December 31, 1993, the Bank and the Department executed a Memorandum of Understanding which was dated January 31, 1995, which was subsequently terminated June 12, 1996.

         Based upon an examination as of March 31, 1994, by the Federal Reserve Bank of San Francisco ("FRB"), the Company and the FRB executed a Memorandum of Understanding dated October 24, 1994. Following adoption of certain resolutions on November 19, 1996, the FRB terminated the Memorandum of Understanding effective December 3, 1996.

     Other Operating Income

     Other operating income, which includes income derived from service charges on deposit accounts, loan servicing fees and other fees and charges, and gain
(loss) on sale of securities, overall increased slightly to $1,189,483 in 1996, from $1,145,756 in 1995 and $1,131,210 in 1994. For the three months ended March 31, 1997 and 1996, respectively, other operating income declined $21,895, from $293,895 to $272,000. Service charges on deposit accounts improved modestly in 1996 over 1995 and 1994, but declined in the first quarter of 1997 compared to the same period in 1996. However, the net increase from 1994 to 1995 in total other operating income is primarily a result of gains on sale of securities in 1995 which did not occur in 1994. The Company recorded gain on sale of securities of $18,750 and $54,044 in year ended December 31, 1996 and 1995, respectively, and a loss of $734 in year ended December 31, 1994. Gain (loss) on sale of securities is a result of the sale of securities held in the available for sale category for the purpose of improving liquidity.

     Noninterest Expense

     The 1.85% decrease in total noninterest expense in 1996 to $10,180,256 from $10,371,746 at December 31, 1995, is primarily in other real estate expense and other operating expense. Other real estate expense declined in 1996 as a result of the decrease in other real estate which decreased from $516,431 at December 31, 1995 to $328,952 at December 31, 1996. Other operating expense decreased $194,028 to $3,095,603 in 1996 compared to $3,289,631 in 1995 and $3,087,826 in
1994. The Company experienced an increase in other operating expense in 1995 primarily due to a loss of approximately $295,000 which resulted from the settlement of a lawsuit. Noninterest expense decline $163,055 from $2,683,742 for the quarter ended March 31, 1996 to $2,523,687 for the quarter ended March 31, 1997. As a percentage of average total assets, total noninterest expense declined to 5.21% in 1996, compared to 5.72% in 1995 and 5.65% in 1994.

     Net Income

     The Company reported net income of $1,196,546 in 1996, or $0.83 per share, compared to $1,238,534, or $0.88 per share, in 1995 and $157,940, or $0.11 per share, in 1994. The share and per share data information has been adjusted for 5% stock dividends issued on April 19, 1996 and October 1, 1994. For the first quarter of 1997, the Company generated net income of $372,854, or $0.26 per share, compared to $227,338, or $0.16 per share, for the first quarter of 1996. Supported by an expansion economy, the Company's earnings performance in 1996 and early 1997 was primarily a result of growth in interest earning assets coupled with improved credit quality and decreasing other noninterest expense.


                     Return on Equity and Assets
                           (in thousands)


                               Period Ended March 31,               Year ended December 31
                              -----------------------       --------------------------------------
                                1997           1996           1996           1995           1994
                              --------       --------       --------       --------       --------
Net Income                    $    376       $    227       $  1,197       $  1,238       $    158
Average Total Assets           189,650        189,253        195,491        181,370        173,570

RETURN ON AVERAGE ASSETS          0.12%          0.20%          0.61%          0.68%          0.09%

Net Income                    $    376       $    227       $  1,197       $  1,238       $    158
Average Equity                  15,929         14,696         15,007         13,776         13,340

RETURN ON AVERAGE EQUITY          1.54%          2.24%          7.98%          8.99%          1.18%

Average Total Equity          $ 15,929       $ 14,696       $ 15,077       $ 13,776       $ 13,340
Average Total Assets           189,650        189,253        195,491        181,370        173,570

AVERAGE TOTAL EQUITY TO
 ASSET RATIO                      7.77%          8.40%          7.71%          7.60%          7.69%

Dividend Declared
  Per Share                   $   --         $   --         $   --         $   --         $   --
Net Income Per Share          $   0.26       $   0.16       $   0.83       $   0.88       $   0.11

DIVIDEND PAYOUT RATIO             --             --             --             --             --

         The FDIC, based upon their examination dated January 8, 1996 believes that capital levels have been maintained above prescribed regulatory minimums for well capitalized banks.

         Asset - Liability Management

     The Company relies on asset - liability management to assure adequate liquidity, maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities, and plan and control asset and liability mixes, volumes, maturities, yields and rates for maximization of interest margins. Liquidity management and interest rate sensitivity management are key factors in asset - liability management. Liquidity management involves the ability to meet expected and potential cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurances that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

     The Company's Asset - Liability Management Committee manages the liquidity position, the parameters of which are approved by the Board of Directors. The liquidity position of the Company is monitored daily and the Company had liquid assets (cash, federal funds sold, securities purchased under agreements to resale, deposits in other financial institutions and investment securities) as a percent of total deposits of 29.4% and 34.4% as of December 31, 1996 and 1995, respectively. The Company's Investment Committee manages the investment portfolio, based upon the Investment Policy which is approved by the Board of Directors.

     The Bank's goal is to maintain federal funds sold at $7 to $10 million dollars on average with minimum daily investments monitored closely. Deposits with other institutions and securities purchased under agreements to resale will be maintained as alternative short-term investment products. Management's intention is to maintain an investment portfolio which contributes an adequate rate of return with minimal market or credit risk.

     Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Harbor Bank intends to maintain interest-earning assets, comprised of both loans and investments, and interest-bearing liabilities, comprised primarily of deposits, maturing or repricing evenly in order to eliminate any impact from interest rate changes. In the event of a change in interest rates, 40.66% of the loan portfolio at December 31, 1996 would immediately reprice, with 14.40% repricing within the next twelve months. 47.7% of the deposit liabilities would reprice immediately or within twelve months, with the remaining 50.7% of deposit liabilities being in noninterest bearing demand accounts.

 Capital Resources

         Management seeks to maintain a level of capital adequate to support anticipated asset growth and credit risks and to ensure that the Company is within established regulatory guidelines and industry standards. The Company's capital plan for 1997 contemplates continued growth in stockholders' equity through the retention of net income. Minimum capital ratios required under the risk-based capital regulations are 4.0% for Tier 1 Capital and 8.0% for Total Capital. As of December 31, 1996, the Company had Tier 1 Capital of 10.33% and Total Capital of 11.58%, and at March 31, 1997, the Company had Tier 1 Capital of 10.91% and Total Capital of 12.17%.

ITEM 3. PROPERTIES


     The Company's Corporate offices and the Bank's Main office are located at 11 Golden Shore, Long Beach, California, 90802, within a six-story modern free-standing structure. The banking facilities are located on the main floor and contain 7,500 square feet. The premises include three walk-up windows, a vault, safe deposit boxes and a parking lot for approximately 60 cars. The administrative offices are located on the sixth floor and use approximately 12,000 square feet of that floor. The Bank has under lease the remaining 4,000 square feet of the sixth floor, which has been subleased to JCM, Inc. and Long Beach Area Certified Development Corporation. The office building is named and signed Harbor Bank. There are two levels of parking below ground which provide adequately for Bank personnel and other personnel within the building.

     In connection with its Golden Shore office, the Bank entered into a Lease Agreement for a term of ten years, renewable by the Bank for an additional ten year term to expire December 2002. The Lease Agreement (lease) is a triple net lease, and the Bank is responsible for nearly every cost and expense associated with renting its premises. The annual cost of the lease in 1997 is expected to be $805,000. Annual increases in the Bank's rental obligations under the Lease will not exceed 7% or the cost of living index each year, and will be reviewed every three years.


     The Bank's Marina office is located in a one-story, free-standing structure with approximately 7,500 square feet of area located at 6265 E. Second Street, Long Beach, California 90803. The building was converted in part for the Bank's use of approximately 16,000 square feet, of which 6,000 is currently leased to Century 21 Coastline and 2,400 square feet is leased to Bancap Investment Group. The facility is located within a retail business complex with all parking as joint use. The premises include a vault, safe deposit boxes, a two-lane drive-up facility and two walk-up windows. The lease term expires in December 2000 and the expected annual cost in 1997 is $295,000.

     The Bank's Los Alamitos office is located in a one-story, modern free-standing structure with approximately 7,500 square feet of area located at 5252 Katella Avenue, Los Alamitos, California 90720. The Bank leases the land at a monthly cost of $6,360 (for an annual rental of $76,320) and the lease expires in 1999. There is parking for approximately 35 cars. These premises also include a vault, safe deposit boxes, a four-lane drive-up facility and a walk-up window.

      The Bank's Huntington Harbour office is located within a retail shopping and business complex, and has approximately 3,700 square feet of area at 16400 Pacific Coast Highway, Huntington Beach, California 92649. The space is leased with an annual cost of $102,000 and an expiration date of November 1999. There is ample parking which is shared with other tenants. The premises include a vault, safe deposit boxes, a two-lane drive-up facility and two walk-up windows.

     The Bank's Fountain Valley office is located in a free-standing, modern, two-story structure located at 10760 Warner Avenue, Fountain Valley, California 92708. The Bank owns the building and land which has a fair market value of approximately $850,000. The Bank occupies approximately 5,200 square feet of the ground floor and second floor. Of the approximately 2,200 square feet of rental space available, 1,000 square feet is currently leased to Henry Cooper, dba Bankers Facility Maintenance Services, and the remaining 1,200 square feet are vacant. The Bank premises include a vault, safe deposit boxes, three drive-up tellers and a walk-up teller.

     The Bank's South Coast office is located in a free-standing, modern building and is part of a business complex at 9 Executive Circle, Irvine, California 92714. The bank leases the ground floor of the building which is approximately 22,940 square feet and occupies approximately 13,870 square feet which includes a branch office and also a Service Center operation at a monthly cost of $40,000 (for an annual rental of $ 480,000). The lease expires in March of 2005. The Bank premises include a vault, safe deposit boxes, two drive-up tellers and a walk-up teller window. The remaining 9,073 square feet is subleased to Opera Pacific and the Building Industry Association of Orange County.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT.


         The following table sets forth certain information about those stockholders who are known to the Company to be beneficial owners of more than 5% of the Common Stock as of March 31, 1997:

Name & address of           Amount and nature of         Percent
beneficial owner            beneficial ownership         of class
------------------------------------------------------------------
James H. Gray                       120,441                 8.51%
11 Golden Shore, Suite 600
Long Beach, CA 90802

Harbor Bank Employee Stock
  Ownership Plan                    120,649                 8.53%
11 Golden Shore, Suite 600
Long Beach, CA 90802

James A. Willingham                  81,524                 5.76%
1881 Long Beach Boulevard
Long Beach, CA 90806

     The following table sets forth, as of March 31, 1997, the number and percentage of shares of the Company's Common Stock, the only class outstanding equity securities of the Company, beneficially owned by each of the Company's directors, and the directors and current executive officers of the Company, as a group:

   Name and Title                                   Beneficially       Percent
Other Than Director                                   Owned(1)        of Class(2)
---------------------------------------------------------------------------------
James H. Gray                                        120,441(3)          8.51%
    President and Chief Executive Officer
    of Company, Chairman of the Board and Chief
    Executive Officer of Bank
       c/o Harbor Bank
       11 Golden Shore
       Long Beach, California 90802
John W. Hancock                                        4,377              .31%
Dallas E. Haun                                        44,626(4)          3.15%
    Vice President of Company and
    President & Chief Operating Officer of Bank
Kermit Q. Jones                                       55,590             3.93%
Robert E. Leslie                                         837              .06%
Dorothy K. Matteson                                   38,741             2.74%
Malcolm C. Todd                                       48,145             3.40%
James A. Willingham                                   81,524             5.76%
Margaret E. Wilson                                    46,804(5)          3.31%
Harbor Bank Employee Stock Ownership Plan,
      Melissa Lanfre, Trustee (6)                    120,649(6)          8.53%
All Directors and Officers (11 in number)(7)         573,061(8)         40.49%

(1) Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power, which includes the power to vote, or to direct the voting of such security; and/or (b) investment power which includes the power to dispose, or to direct the disposition of such security. Beneficial owner also includes any person who has the right to acquire beneficial ownership of such security as defined above within 60 days of the Record Date.

(2) Shares subject to options held by directors and executive officers (or group) are treated as issued and outstanding for the purpose of computing the percent of the class owned by such person (or group), but not for computing the percent of the class owned by any other person (or group).

(3) Includes 16,577 shares of stock options granted to Mr. Gray but not exercised.

(4) Includes 39,233 shares of stock options granted to Mr. Haun but not exercised.

(5) Shares are held by the Wilson Family Trust of which Mrs.
    Wilson is a Co-Trustee.

(6) Includes 120,649 shares owned by the Harbor Bank Employee Stock Ownership Plan of which Melissa Lanfre, Vice President and Chief Financial Officer of the Company serves as Trustee and over which Ms. Lanfre has sole voting and investment power.

(7) As used throughout this Proxy Statement, the terms "officer" and "executive officer" mean the President and Chief Executive Officer of Harbor Bancorp and Chairman of the Board of Directors and Chief Executive Officer of the Bank, the President and Chief Operating Officer of the Bank and Vice President of the Company, the Executive Vice President and Chief Credit Officer of the Bank, the Senior Vice President and Chief Financial Officer of the Bank and Vice President and Chief Financial Officer of the Company, and the Senior Vice President and Director of Operations of the Bank. The Secretary of the Company is not an executive officer.

(8) Includes 67,137 shares of stock options granted to all directors and executive officers as a group but not exercised.

          Management is not aware of any change in control of the Company or of any arrangement which may, at a subsequent date, result in a change of control of the Company.

ITEM  5.  DIRECTORS & EXECUTIVE OFFICERS OF THE REGISTRANT


                                    Directors

     The following table provides certain information as of December 31, 1996, concerning the directors of the Company:

                             Present Principal       Served as
                             Occupation During       Director
Name                  Age    the Past Five Years     Since (1)
---------------------------------------------------------------
James H. Gray         59   Chairman of the Board and       1982
                            Chief Executive Officer of
                            Harbor Bank, President and
                            Director of Harbor Bancorp

John W. Hancock       59   President, Bancap Investment    1992
                            Group

Dallas E. Haun        43   President and Chief Operating   1993
                            Officer of Harbor Bank and
                            Director of Harbor Bancorp

Kermit Q. Jones       77   Owner, Treasure Valley Land     1982
                            & Cattle/Dairy Farmer

Robert E. Leslie      71   Retired Fire Chief              1988

Dorothy K. Matteson   70   Uniform Sales, Retired          1982

Malcolm C. Todd, M.D. 83   Physician/Surgeon, Retired      1982

James Willingham      68   President, Boulevard Buick      1982
                            and Chairman of the Board
                            of Harbor Bancorp

Margaret E. Wilson    68   Co-Trustee, Wilson Family       1993
                            Trust

(1) All the current directors were appointed to the Board of Directors by the Company's incorporator on June 24, 1982, with the exception of Robert E. Leslie who was appointed March 22, 1988, John W. Hancock who was appointed on June 23, 1992, Margaret E. Wilson who was appointed on March 23, 1993, and Dallas E. Haun who was appointed on December 21, 1993.

Mr. Henry "Bud" Nance announced his retirement from the Board of Directors effective March 25, 1997, due to his relocation to Grants Pass, Oregon.

                               Executive Officers


     The following table sets forth, as of December 31, 1996, the persons who currently serve as an executive officer of the Company and Bank, such person's age, such person's principal occupation during the past five (5) years, such person's current position with the Company and Bank, and the periods during which such person served in such capacity.

                                               Date Elected,        Date Elected,
Name and Position                      Age        Company                Bank
-----------------                      ---     -------------        -------------
James H. Gray
  President & Chief Executive           59      March 22, 1983      November 1, 1987
    Officer
  Chairman & Chief Executive
    Officer

Dallas E. Haun                          43      May 23, 1995        October 24, 1995
  Vice President
  President & Chief Operating
    Officer

Phillip J. Bond                         33      N/A                 September 11, 1995
  Executive V. President & Chief
    Credit Officer

H. Melissa Lanfre                       45      June 23, 1987       June 23, 1987
  Vice President & Chief Financial
    Officer
  Senior V. President & Chief
    Financial Officer

Lou Burgess                             56      N/A                 November 1, 1995
  Senior V. President &
    Director of Operations

         All executive officers of the Company are elected by, and serve at the pleasure of the Board of Directors. Set forth above are the names and offices held by the executive officers of the Company and the date when each was elected to his/her present position with the Company. A brief account of the business experience of each is set forth below.

         Mr. Gray has been with the major subsidiary of the Company, Harbor Bank, since 1976. He currently holds the position of Chairman of the Board and Chief Executive Officer of Harbor Bank and President and Chief Executive Officer of Harbor Bancorp.

         Mr. Haun has been with the major subsidiary of the Company, Harbor Bank, since 1977. He currently holds the position of President and Chief Operating Officer of Harbor Bank and Vice
President of Harbor Bancorp.

         Mr. Bond joined the major subsidiary of the Company, Harbor Bank, on September 11, 1995, and currently holds the position of Executive Vice President and Chief Credit Officer.

         Ms. Lanfre joined the Company on July 13, 1987, and currently holds the position of Senior Vice President and Chief Financial Officer of Harbor Bank and Vice President and Chief Financial Officer of the Company.

         Ms. Burgess has been with the major subsidiary of the Company, Harbor Bank, since 1986. She currently holds the position of Senior Vice President and Director of Operations.

ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and two other officers of the Company/Bank (determined as of the end of the last fiscal year) whose annual salary and bonus exceeded $100,000 in 1996 (the "Named Executives") for each of the fiscal years ended December 31, 1996, 1995, and 1994.


SUMMARY OF CASH AND CERTAIN COMPENSATION

                           Summary Compensation Table


                                                                                 Long Term Compensation
                                  Annual Compensation                         Awards             Payouts
------------------------------------------------------------------------------------------------------------------
  (a)                         (b)        (c)           (d)        (e)      (f)      (g)      (h)         (i)
------------------------------------------------------------------------------------------------------------------
                                                                Other
                                                                Annual   Restricted
Name and                                                        Compen-    Stock             LTIP      All Other
Principal                               Salary         Bonus     sation   Award(s) Options/ Payouts  Compensation
Position                     Year       ($)(1)        ($)(2)       ($)      ($)    SARs(#)    ($)       ($)(3)
---------------------------------------------------------------------------------------------------------------
James H. Gray                1996      $150,900      $ 60,000      -0-      -0-      -0-      -0-      $  8,688
 Chairman of the Board       1995       148,258        60,000      -0-      -0-      -0-      -0-
 and Chief Executive         1994       125,400        45,000      -0-      -0-      -0-      -0-
 Officer of Harbor Bank

Dallas E. Haun               1996      $123,442      $ 60,000      -0-      -0-      -0-      -0-      $  8,880
 President and Chief         1995       106,250        50,000      -0-      -0-      -0-      -0-
 Operating Officer           1994        97,850        40,000      -0-      -0-      -0-      -0-
 of Harbor Bank(4)

Phillip J. Bond(5)           1996      $ 89,667      $ 25,000      -0-      -0-      -0-      -0-      $    619
 Executive Vice              1995        25,563        10,000      -0-      -0-      -0-      -0-
 President and Chief         1994                         -0-      -0-      -0-      -0-      -0-           -0-
 Credit Officer

(1) Included in this column are salaries paid for services rendered to the Company's subsidiary, Harbor Bank, during 1996 before any salary reduction for contributions to the Company's plan under section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and salary reductions for contributions for welfare plan coverages under section 125 of the Code.

(2) The bonus amounts are payable pursuant to the Company's senior management compensation plan as approved annually by the Board of Directors. This column includes bonuses accrued in the current year to be paid in subsequent year.

(3) "All Other Compensation" is only required to be reported for 1996. The amount represents the Company's matching contribution for the 401(k) plan and directors' fees.

(4) Dallas E. Haun was promoted to the position of Vice President of Harbor Bancorp on May 23, 1995, and was elected as the President and Chief Operating Officer of Harbor Bank on October 24, 1995. On August

22, 1995, the Board of Directors of Harbor Bank approved an Employment Agreement effective September 1, 1995, between Harbor Bank and Dallas Haun that would run to February 28, 1999. The agreement calls for base salary levels and bonus plan participation declared annually by the Board of Directors and is extended for an additional year each succeeding February 28 by mutual agreement.

(5) Phillip J. Bond joined Harbor Bank on September 11, 1995 as Executive Vice President and Chief Credit Officer and by a Letter Agreement with the Board of Directors will be entitled to extra compensation in the amount of $50,000.00 if there is a change in majority ownership of the Bank within 24 months of his employment.

The following table provides information with respect to the Named Executives concerning the exercise of options and/or stock appreciation rights ("SARs") during the fiscal year ended December 31, 1996 and unexercised options and/or SARs held by the Named Executives as of December 31, 1996.


               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND YEAR-END OPTION/SAR VALUE

    (a)                   (b)                       (c)                    (d)
-------------------------------------------------------------------------------------------------------
                                                                                      Value
                                                                        Number of     Unexercised In-
                                                                       Unexercised      the-Money
                                                                     Options/SARs at  Options/SARs at
                                                                       Year-End (#)    Year-End ($)
                    Shares Acquired on       Value Realized(1)         Exercisable/    Exercisable/
    Name              Exercise (#)                 ($)                Unexercisable   Unexercisable
-------------------------------------------------------------------------------------------------------
James H. Gray            -0-                       -0-                 5,745/10,832    $26,012/$ 46,268

Dallas E. Haun           -0-                       -0-                13,038/26,195    $63,209/$102,779

Phillip J. Bond          -0-                       -0-                 1,050/ 4,200    $ 2,338/$  9,350

     Directors of the Company which are considered to be inside directors, or employees of the Company, receive a director's fee of $600 per meeting and all other directors, which are considered to be outside directors, receive a director's fee of $1,000 per meeting. Non-officer directors serving on the Company's Loan Committee receive $150 per meeting. As of April 1, 1997, non-officer directors serving on the Company's Loan Committee receive $200 per meeting.


                      Harbor Bancorp 1990 Stock Option Plan

     On 2/22/90, the Company adopted an Employee Stock Option Plan for the purpose of providing an additional means of attracting and retaining competent managerial personnel. The plan provides 90,000 unissued shares of the Company, or approximately 10% of the issued and outstanding shares of the Company to be reserved for issuance to directors, officers and employees of the Company and its subsidiaries. Options granted pursuant to the plan may be non-qualified options or incentive options within the meaning of Section 422A of the Internal Revenue Code.

     The plan will be administered by the Board of Directors of the Company or by a committee appointed from time to time by the Board. The committee or the Board of Directors will determine with respect to the persons who shall participate in the plan and the extent of their participation.

     The purchase price of stock subject to each option shall be not less than one hundred percent of the fair market value of such stock at the time such option is granted. An employee owning more than ten percent of the total combined voting power of all classes of stock of the Bank may not be granted an option under the plan. The purchase price of any shares exercised shall be paid in full in cash. Options may be granted pursuant to the plan for a term of up to ten years. Each option shall be exercisable according to the determination of the Board or committee.

     Options granted under the plan shall not be transferable by the optionee during the optionee's lifetime. In the event of termination of employment as a result of the optionee's disability or in the event of an employee's death during the exercise period, to the extent the option is exercisable on the date employment terminates or the date the employee dies, the option shall remain exercisable for up to one year (but not beyond the end of the original option term) by the disabled optionee, or in the event of death of the optionee, a non-qualified option shall be exercisable by the person or persons to whom rights under the option shall have passed by will or the laws of descent and distribution.

     If an optionee's employment is terminated, unless termination was by reason of disability or death the optionee shall have the right, for a three-month period after termination, to exercise that portion of the option which was exercisable immediately prior to such termination. In no event may the option be exercised after the end of the original option term.

     In the event of certain changes in the outstanding Common Stock of the Company without receipt of consideration by the Company, such as stock dividends, stock splits, recapitalization, reclassification, reorganization, merger, stock consolidation, or otherwise, appropriate and proportionate adjustments shall be made in the number, kind and exercise price of shares covered by any unexercised or partially unexercised options which were already granted. Optionees will receive prior notice of any pending dissolution or liquidation of the Company, or reorganization, merger or dissolution or liquidation of the Company where the Company is not the surviving corporation or sale of substantially all the assets of the Company, or other form of corporate reorganization in which the Company is not a surviving entity, or the acquisition of stock representing more than 50% of the voting power of the stock of the Company then outstanding ("Terminating Event"). Optionees shall be notified of the Terminating Event, any option not exercised shall terminate, and upon the happening of the Terminating Event, the plan shall terminate, unless some other provision is made in connection with the Terminating Event.

     The Board reserves the right to suspend, amend, or terminate the plan, and, with the consent of the optionee, make such modifications, of the terms and conditions of his or her option as it deems advisable, except that the Board may not, without further approval of a majority of the shares, increase the maximum number of shares covered by the plan, change the minimum option price, increase the maximum term of options under the plan or permit options to be granted to any one other than an officer, employee or director of the Company or its subsidiaries.

                    Harbor Bank Employee Stock Ownership Plan

On January 1, 1980, Harbor Bancorp established the Harbor Bancorp Employee Stock Ownership Plan for the purpose of enabling employees of Harbor Bancorp to invest in employer stock. The plan covers substantially all employees.

The Bank contributes amounts as determined annually by the Company's Board of Directors, but not in excess of the amount allowable as a deduction for federal income tax purposes. The contribution may be in cash, common stock or other property which is acceptable to the Trustee, and shall be invested primarily in common stock, but may be invested in assets other than common stock. Contributions were $90,000 in 1996, 1995 and 1994. In absence of an active Employee Stock Ownership Plan Committee, the trustee of the Plan has full authority as to the investment of the Plan's assets.

Each employee of the Bank over 21 years of age becomes a participant of the Plan when he completes one year of service. A new vesting schedule was adopted which was effective January 1, 1989. Participants vest at the rate of ten percent per year of service until the fifth year of service when vesting is at 60% in the fifth year, 80% in the sixth year and fully (100%) vested after 7 years of service. A year of service is a time period of no more than twelve months in which an employee has at least 1,000 hours of service commencing on the anniversary date of employment.

A separate account is maintained for each participant which is adjusted annually for Bank contributions, income, gains and losses of the Plan and reallocation of forfeitures.

Upon the earliest of retirement at age 65, death or disability, the balance of the separate account is paid to the participant or his beneficiary in Company common stock or in cash or a combination of common stock and cash (by his election). If termination of employment occurs before retirement, death or disability, the vested balance in the separate account is distributed to the participant in the same manner if the vested balance exceeds $3,500.00. If the vested balance does not exceed $3,500.00, the participant's election as to the form of distribution is not required.

For the purpose of allocating Bank contributions and forfeitures, each participant is credited on a pro rata basis determined by the proportion that each eligible participant's compensation for the year bears to the total compensation of all participants. Annual additions to a participant account are limited to twenty-five percent (25%) of the participant's compensation, or $30,000, whichever is less. Participants are included in the allocation of forfeitures after one year.

The annual allocation of the income, gains and losses of the Plan is on a pro rata basis determined by the proportion that each participant's dollar value of interest in the Plan bears to the total dollar value interest of all participants at the beginning of the year.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of termination, each participant's interest automatically becomes fully vested to the extent of the balance in his separate account.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Some of the directors, officers and principal shareholders of the Company and their associates were customers of, and had banking transactions with, the Company's subsidiary, Harbor Bank, in the ordinary course of the Bank's business during 1996 and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with the applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness, and in the opinion of the Bank, did not involve more than a normal risk of collectibility or present other unfavorable features.

ITEM 8. DESCRIPTION OF SECURITIES.


COMMON STOCK

         The Company has an authorized capitalization of 5,000,000 shares of no par value Common Stock and 1,415,214 shares outstanding as of March 31, 1997. The Company sponsors a stock option plan covering directors, officers and other key full-time employees under which approximately 90,295 shares have been authorized. The balance of the Company's authorized capital stock will be available to be issued when and as the Board of Directors of the Company determines it advisable to so do. The Board of Directors of the Company has the authority to issue shares of Common Stock to the extent of the number of authorized unissued shares for such consideration, expressed in monetary terms, as shall be determined from time to time by the Board of Directors.


VOTING RIGHTS

         The holders of the Company's Common Stock are entitled to one (1) vote per share on all matters requiring stockholder action, except that in connection with the election of directors, the shares may be voted cumulatively if a candidate's or candidates' name(s) have been properly placed in nomination prior to the voting and a shareholder present at the meeting has given notice of his or her intention to vote his or her shares cumulatively. If a shareholder has given such notice, then all shareholders entitled to vote for the election of directors may cumulate their votes. Cumulative voting entitles a shareholder to give one or more nominees as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between two or more nominees as he or she sees fit.

         The holders of Common Stock have no preemptive or other Rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefore, subject to the restrictions by its regulators. See "Business." Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

                                     PART II



ITEM 1. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

     The common stock of Harbor Bancorp is not listed on any stock exchange nor with the NASDAQ. Although there is a relatively limited trading market in the common stock of Harbor Bancorp, management is aware that Everen Securities, Inc., Smith Barney, Ryan, Beck & Co., Elmer E. Powell & Company, Burford Capital, Jim Alexander Securities,Inc. and Hoefer and Arnett make a market in the Company's stock. The number of stockholders of record on December 31, 1996 was approximately 418.

     The following table, which summarizes stock activity during the Company's two fiscal years is based upon information provided by Everen Securities and Hoefer & Arnett.

                                     Sales Price
                                     -----------
Quarter Ended:             High          Low          Dividend
-------------           ----------   ----------       --------
March 31, 1995              $ 7.75       $ 6.50
June 30, 1995                 8.50         7.00
September 30, 1995           10.00         7.50
December 31, 1995            11.00         8.875

March 31, 1996              $10.797      $ 9.82
June 30, 1996                10.375        9.75           (1)
September 30, 1996           11.00         9.00
December 31, 1996            12.75        10.625

March 31, 1997              $14.75       $14.50           (2)

(1)  5% stock dividend at 4/19/96

(2) $0.125 per share cash dividend to shareholders of record as of May 12, 1997

Dividend Restriction

The Company is dependent to a significant degree on dividends from its subsidiaries. There are statutory and regulatory limitations on the amount of dividends which may be paid to the Company by the Bank. Retained earnings of subsidiaries available for dividends to the Company approximated $2,720,057 at December 31, 1996.

The Company declared a $0.125 per share dividend to shareholders of record as of May 12, 1997, payable May 23, 1997.

ITEM 2.  LEGAL PROCEEDINGS.

         Except as noted below, due to the nature of their business, the Company, the Bank, and their subsidiaries are subject to legal actions threatened or filed which arise from the normal course of their business. Management believes that such litigation is incidental to the business of the Company and the Bank and the eventual outcome of all currently pending legal proceedings against the Bank will not be material to the Company's or the Bank's financial position or results of operations.

         The Bank has been named in a litigation matter between the State of California Department of Insurance and a certified public accounting firm concerning the public accounting firm's audit of a failed insurance company. At December 31, 1996, the Bank believed it had meritorious defenses, that it was covered by comprehensive general liability insurance and had accrued no liability for the matter. During the first quarter of 1997, the Bank was notified by its insurance carrier that it has presently declined insurance for this matter. No estimate can be made of the range of loss that is reasonably possible and no accrual has been made as of the date of this filing.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

         NONE

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         NONE

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 6.5 of Article VI of the Company's Bylaws provides as follows:

         (a) the corporation shall, to the maximum extent and in the manner permitted by the California Corporations Code (the "Code"), indemnify each of its directors against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.5 of Article VI, a "director", of the corporation includes any person (i) who is or was a director of the corporation, (ii) who is or was serving at the request of the corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

         (b) The corporation shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its officers, employees and agents against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was an officer, employee or agent of the corporation. For purposes of this Article VI, an "officer", "employee" or "agent" includes any person (i) who is or was an officer, employee, or agent of the corporation, (ii) who is or was serving at the request of the corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an officer, employee or agent of the corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

         (c) Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Article VI(a) shall be paid by the Corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this
Article VI. Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is permitted pursuant to Article VI(b) may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

         (d) The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Articles of Incorporation.

         (e) The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was an agent of the corporation against any liability asserted against or incurred by such person in such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

         (f) No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

                  (1) that it would be inconsistent with a provision of the Articles of Incorporation, these Bylaws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

                  (2) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

         Section 204 of the California Corporations code allows a corporation to adopt a partial exemption from liability of its directors. New subsections (10) and (11) of Section 204(a) of the California Corporations code permit the Articles of Incorporation to include the following provisions:

                  "(10) Provisions eliminating or limiting the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of director's duties to the corporation and its shareholders, as set forth in Section 309, provided, however, that (a) such a provision may not eliminate or limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts of omissions that a director believes to be contrary to the best interest of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit,
         (iv) for acts or
         omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) under Section 310 (which relates to transactions between corporations and directors of corporations have interrelated directors) or (vii) under Section 316 (which relates to liability for illegal distributions or dividends) (B) no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when the provision becomes effective, and
         (C) no such provision shall eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors.

                  "(11) A provision authorizing, whether by bylaw, agreement, or otherwise, the indemnification of agents (as defined in Section 317) in excess of the expressly permitted by Section 317 for those agents of the corporation for breach of duty to the corporation and its stockholders, provided, however, that the provision may not provide for indemnification of any agent for any acts or omissions or transactions from which a director may not be relieved of liability as set forth in the exception to paragraph (10) or as to circumstances in which indemnity is expressly prohibited by Section 317.

                  Notwithstanding this subdivision, in the case of a close corporation any of the provisions referred to above may be validly included in a shareholders' agreement. Notwithstanding this subdivision, bylaws may require for all or any actions by the board the affirmative vote of a majority of the authorized number of directors. Nothing contained in this subdivision shall affect the enforceability, as between the parties thereto, of any lawful agreement not otherwise contrary to public policy."

         Section 204.5(a) was added to the California Corporations code and provides that if the articles of incorporation include a provision reading substantially as follows: "The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under "California law", then the corporation shall be considered to have adopted a provision as authorized by paragraph (10) of subdivision (a) of Section 204 and more specific wording shall not be required.

         The Articles of the Company contains the following Article IV:

                                   "ARTICLE IV


                  Section 1.  Limitation of Directors Liability.
         The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

                  Section 2. Indemnification of Corporate Agents. The corporation is authorized to provide indemnification of its agents as defined in Section 317 of the California General Corporation Law for breach of their duty to the corporation and its shareholders through bylaw provisions, through agreements with agents, or both, in excess of the indemnification otherwise permitted by such Section 317, subject to the limits on such excess indemnification set forth in Section 204 of the California General Corporation Law."

         The Company has adopted provisions in its bylaws and indemnification agreements pursuant to the above provisions

         Section 317 of the California General Corporation Law is set forth below:

         "Section 317.  Indemnification of Corporate "Agent".

         (a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (3) of subdivision (e).

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

         (c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of the corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders.

         No indemnification shall be made under this subdivision for any of the following:

                  (1) In respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation in the performance of such person's duty to the corporation and its shareholders, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses and then only to the extent that the court shall determine.

                  (2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

                  (3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

         (d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

         (e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

                  (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

                  (2) If such a quorum of directors is not obtainable, by independent legal counsel in written opinion.

                  (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

                  (4) The court in which such proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is opposed by the corporation.

         (f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section.

         (g) The indemnification provided by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of section 204. The indemnification provided by this section for acts, omissions, or transactions while acting the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph
(11) of subdivision (a) of section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise.

         (h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (3) of subdivision (e), in any circumstance where it appears:

                  (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

                  (2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

         (i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied: (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision (a) of Section 204; or (2) (A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

         (j) This section does not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager or other fiduciary to the extent permitted by subdivision (f) of Section 207."

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

Index to Consolidated Financial Statements and Financial Statement Schedules Covered by Report of Independent Public Accountants.

             Reference                                                     Page
             ---------                                                     ----
Report of  Ernst & Young, LLP, Auditors                                      70

Consolidated Balance Sheets at
December 31, 1996 and 1995                                                71-72

Consolidated Statements of Income for the
years ended December 31, 1996, 1995 and 1994                              73-74

Consolidated Statements of Stockholders'
Equity for the years ended December 31, 1996,
1995 and 1994                                                                75

Consolidated Statements of Cash Flows
for the years ended December 31, 1996
1995 and 1994                                                             76-77

Notes to Consolidated Financial Statements                                78-99



All schedules are omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Statements or Notes thereto.

                         REPORT OF INDEPENDENT AUDITORS





The Board of Directors and Stockholders
Harbor Bancorp


We have audited the accompanying consolidated balance sheets of Harbor Bancorp and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harbor Bancorp and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Los Angeles, California                   Ernst & Young LLP
January 31, 1997

                         HARBOR BANCORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                                                December 31,
                                            1996            1995
                                        ------------    ------------
ASSETS
Cash and due from banks                 $ 20,142,839    $ 20,964,212
Federal funds sold and securities
  purchased under resale agreements        8,400,000       5,200,000
                                        ------------    ------------
   Cash and cash equivalents              28,542,839      26,164,212

Time certificates of deposit                 495,000         495,000

Investment securities:
   Held to maturity (fair value of
    $6,094,994 in 1996 and
    $10,190,673 in 1995)(Notes 1 and 2)    6,064,736      10,187,147

   Available for sale                     18,787,633      24,795,506


Loans (Notes 1 and 3)                    143,987,787     130,412,144
  Less allowance for
    loan losses (Notes 1 and 4)            2,737,516       3,003,231
                                        ------------    ------------
          Net loans                      141,250,271     127,408,913

Bank premises and equipment (Note 1):
  Land                                       159,000         159,000
  Buildings and improvements               4,249,367       4,068,049
  Furniture, fixtures and equipment        3,571,799       3,427,932
                                        ------------    ------------
                                           7,980,166       7,654,981
  Less accumulated depreciation
    and amortization                       6,131,924       5,726,982
                                        ------------    ------------
                                           1,848,242       1,927,999

Other real estate                            328,952         516,431
Accrued interest receivable                  856,536         997,564
Other assets                               1,929,286       2,599,357
                                        ------------    ------------
          Total assets                  $200,103,495    $195,092,129
                                        ============    ============

                         HARBOR BANCORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                   (Continued)


                                                          December 31,
                                                    1996                1995
                                               -------------       -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Interest bearing (Notes 1 and 5)             $  90,442,543       $  87,201,532
  Noninterest bearing                             92,988,957          92,003,263
                                               -------------       -------------
        Total deposits                           183,431,500         179,204,795

Accrued expenses and other liabilities               972,013           1,330,907
                                               -------------       -------------
        Total liabilities                        184,403,513         180,535,702

Commitments and contingencies (Note 9)                  --                  --

Stockholders' equity (Notes 1, 7, and 8):
  Common stock, no par value; 5,000,000
    shares authorized; issued and out-
    standing, 1,415,214 shares in 1996
    and 1,348,021 shares in 1995                  13,963,517          13,257,875

Retained earnings                                  1,870,619           1,381,899

  Unrealized losses on securities
    available for sale, net of tax                  (134,154)            (83,347)
                                               -------------       -------------
        Total stockholders' equity                15,699,982          14,556,427

                                               -------------       -------------
          Total liabilities and
            stockholders' equity               $ 200,103,495       $ 195,092,129
                                               =============       =============



                 See notes to consolidated financial statements.

                         HARBOR BANCORP AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                            Years ended December 31,


                                         1996              1995              1994
                                     ------------      ------------      ------------
Interest income:
  Interest and fees on loans         $ 12,749,764      $ 11,502,305      $ 10,319,644
  Interest on investment
    securities                          1,397,555         1,760,002         1,010,920
  Other interest                          940,770           835,458           621,999
                                     ------------      ------------      ------------
      Total interest income            15,088,089        14,097,765        11,952,563

Interest expense:
  Interest on deposits                  3,055,081         2,597,912         1,933,993
  Interest on other
    borrowed funds                          3,420            43,733            72,124
                                     ------------      ------------      ------------
      Total interest expense            3,058,501         2,641,645         2,006,117
                                     ------------      ------------      ------------
Net interest income                    12,029,588        11,456,120         9,946,446
Provision for loan
  losses (Notes 1 and 4)                1,159,269           312,596         1,088,000
                                     ------------      ------------      ------------
Net interest income after
  provision for loan
  losses                               10,870,319        11,143,524         8,858,446
Other operating income:
  Service charges on deposit
    accounts                              964,664           920,240           905,017
  Loan servicing fees and other
    fees and charges                      206,069           171,472           226,927
  Gain (loss) on sale of
    securities                             18,750            54,044              (734)
                                     ------------      ------------      ------------
      Total other operating
        income                          1,189,483         1,145,756         1,131,210

                         HARBOR BANCORP AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                   (Continued)

                            Years ended December 31,

                                        1996             1995            1994
                                    -----------      -----------      -----------
Noninterest expense:

  Salaries, wages and employee
    benefits                          3,781,418        3,605,859        3,244,680
  Occupancy expenses                  2,177,900        2,152,163        1,969,795
  Equipment expenses                    396,256          306,689          331,410
  Data processing expenses              555,108          630,077          585,606
  Other real estate expenses            173,971          387,327          592,399
  Other operating expenses            3,095,603        3,289,631        3,087,826
                                    -----------      -----------      -----------
          Total noninterest
            expense                  10,180,256       10,371,746        9,811,716
                                    -----------      -----------      -----------

Income before income taxes            1,879,546        1,917,534          177,940

Income taxes (Notes 1 and 6)            683,000          679,000           20,000
                                    -----------      -----------      -----------
Net income                          $ 1,196,546      $ 1,238,534      $   157,940
                                    ===========      ===========      ===========


Weighted average number of
  common shares and common
  share equivalents                   1,434,245        1,415,214        1,415,214
                                    ===========      ===========      ===========

Net income per common
  share (Note 1)                    $      0.83      $      0.88      $      0.11
                                    ===========      ===========      ===========


                See notes to consolidated financial statements.

                         HARBOR BANCORP AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years ended December 31, 1996, 1995 and 1994



                                                                             Unrealized
                                                                           gains (losses)
                          Number of                                        on securities
                         shares out-       Common           Retained       available for
                          standing         stock            earnings      sale, net of tax          Total
--------------------------------------------------------------------------------------------------------------
Balance at
  January
  1, 1994                1,284,023      $ 12,841,888      $    402,733       $   (148,669)      $ 13,095,952
Adjustment to
  beginning
  balance for
  change in
  accounting
  method,
  net of tax                  --                --                --               11,175             11,175
5% stock
  dividend                  63,998           415,987          (417,308)              --               (1,321)
Change in
  unrealized
  gains (losses)
  on securities
  available for
  sale, net of
  tax                         --                --                --             (128,816)          (128,816)
Net income                    --                --             157,940               --              157,940
                         ---------      ------------      ------------       ------------       ------------
Balance at                    --                --                --                 --                 --
  December
  31, 1994               1,348,021      $ 13,257,875      $    143,365       $   (266,310)      $ 13,134,930

Change in
  unrealized
  gains (losses)
  on securities
  available for
  sale, net of
  tax                         --                --                --              182,963            182,963
Net income                    --                --           1,238,534               --            1,238,534
                         ---------      ------------      ------------       ------------       ------------
Balance at                    --                --                --                 --                 --
  December
  31, 1995               1,348,021      $ 13,257,875      $  1,381,899       $    (83,347)      $ 14,556,427

5% stock
  dividend                  67,193           705,642          (707,826)              --               (2,184)
Change in
  unrealized
  gains (losses)
  on securities
  available for
  sale, net of
  tax                         --                --                --              (50,807)           (50,807)
Net income                    --                --           1,196,546               --            1,196,546
                         ---------      ------------      ------------       ------------       ------------
Balance at                    --                --                --                 --                 --
  December
  31, 1996               1,415,214      $ 13,963,517      $  1,870,619       $   (134,154)      $ 15,699,982
                         =========      ============      ============       ============       ============



                See notes to consolidated financial statements.

                         HARBOR BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Years ended December 31,


                                                     1996               1995               1994
                                                 ------------       ------------       ------------
Operating activities:
  Net income                                     $  1,196,546       $  1,238,534       $    157,940
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
    Provision for depreciation and
      amortization                                    483,609            480,108            539,259
    Provision for loan losses                       1,159,269            312,596          1,088,000
    (Gain) loss on sale of
     investment securities                            (18,750)           (54,044)               734
    Decrease (increase) in
      interest receivable                             141,028            (25,237)             1,542
    (Decrease ) increase in
      interest payable                                 (4,772)            (4,023)            38,649
    Provision for deferred income
      taxes                                           210,000              1,000            (10,000)
    Other                                             (47,378)          (494,554)          (812,220)
                                                 ------------       ------------       ------------
      Net cash provided by operating
        activities                                  3,119,552          1,454,380          1,003,904


Investing activities:
  Investment securities held to
    maturity:
     Purchases                                     (2,212,780)       (16,295,523)        (1,598,633)
     Proceeds from maturities                       6,272,169         15,688,858               --
  Investment securities available for sale:
     Purchases                                    (34,905,252)       (34,877,417)       (38,324,772)
     Proceeds from sale                             3,018,750          6,995,550          4,978,000
     Proceeds from maturities                      38,000,000         29,000,000         42,274,008
  Net decrease in short-
    term securities                                      --                 --              396,000
  Net (increase) decrease
    in loans                                      (15,000,627)       (16,095,734)         4,127,171
  Capital expenditures                               (325,185)          (473,184)          (230,240)
  Sales of other real estate                          187,479          2,297,854            770,403
                                                 ------------       ------------       ------------
     Net cash (used in) provided by
        investing activities                       (4,965,446)       (13,759,596)        12,391,937

                         HARBOR BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Years ended December 31,


                                                            1996               1995              1994
                                                        ------------       ------------      ------------
  Financing activities:
    Net increase (decrease) in
      commercial and other demand
      deposits, savings, money
      market deposits, and
      certificates of deposit                              4,226,705         17,092,881       (13,889,647)

  Cash dividends and cash paid
    in lieu of fractional shares                              (2,184)              --              (1,321)
                                                        ------------       ------------      ------------
      Net cash provided by (used
        in) financing activities                           4,224,521         17,092,881       (13,890,968)

      Increase (decrease) in cash
        and cash equivalents                               2,378,627          4,787,665          (495,127)

Cash and cash equivalents at
  beginning of year                                       26,164,212         21,376,547        21,871,674
                                                        ------------       ------------      ------------
Cash and cash equivalents at
  end of year                                           $ 28,542,839       $ 26,164,212      $ 21,376,547
                                                        ============       ============      ============


                                                            1996               1995              1994
                                                        ------------       ------------      ------------
Supplemental disclosures of cash flow information:
    Cash paid for:
      Interest                                          $  3,063,273       $  2,645,668      $  1,967,468
      Income taxes                                           460,260            700,000           244,211

Supplemental disclosures of noncash transactions:
    Acquisition of real estate
      acquired through
      foreclosure                                       $  1,597,000       $    725,000      $  1,377,593
    Unrealized (losses) gains
      on securities available
      for sale, net of tax                                   (50,807)           182,963          (117,641)




                 See notes to consolidated financial statements.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996



1.  Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include all the accounts of Harbor Bancorp ("Company") and its wholly owned subsidiaries, Harbor Bank ("Bank") and Harbor Bank Properties. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Certain prior year amounts have been reclassified to conform with the current year's presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investment securities

The Company adopted Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994.

Investment securities held to maturity are securities which the Company has the positive intent and ability to hold until maturity. Accordingly, these securities are carried at amortized cost. Unrealized holding gains and losses are not recognized in the financial statements until realized or until a decline in fair value below cost is deemed to be other than temporary.

Investment securities available for sale include debt securities and mutual funds. These securities are stated at fair value with unrealized holding gains and losses reflected as a separate component of stockholders' equity, net of income taxes. Gains and losses are determined on the specific identification method. Any decline in the fair value of the investments which is deemed to be other than temporary is charged against current earnings.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1.  Summary of significant accounting policies (Cont'd)

Loans

Loans receivable that management has the positive intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Nonaccrual loans

Nonaccrual loans are loans on which accrual of interest has been suspended. Interest is suspended on all real estate loans when, in management's judgement, the interest will not be collectible in the normal course of business or when the loan is 90 days or more past due or full collection of principal is not assured. When a loan is placed on nonaccrual, interest accrued is reversed against interest income.

Impaired loans

The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS 114") as amended, effective January 1, 1995. This statement requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rates or the fair value of the underlying collateral, and specifies alternative methods for recognizing interest income on loans that are impaired or for which there are credit concerns. For purposes of applying this standard, impaired loans have been defined as all nonaccrual loans. The Company's policy for income recognition was not affected by adoption of the standard. The adoption of SFAS 114 did not have any effect on the total allowance for loan losses or related provision.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1.  Summary of significant accounting policies (Cont'd)


Allowance for loan losses

The allowance for loan losses represents management's evaluation of the quality of the loan portfolio. The allowance is maintained at a level considered to be adequate for potential loan losses based on management's assessment of various factors affecting the loan portfolio, which includes a review of problem loans and general business conditions. The allowance is increased by the provision for loan losses charged to operations and reduced by loans charged off to the allowance, net of recoveries.

Other Real Estate

Other real estate ("ORE") is stated at the lower of cost or fair market value, net of estimated selling costs.

Income taxes

Income tax expense is the current and deferred tax consequence, of events that have been recognized in the financial statements, as measured by the provisions of enacted tax law. The Company files consolidated federal and state tax returns with all its subsidiaries.

Bank premises and equipment

Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets which range from 10 to 30 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment.

Net income per common share

Net income per common share is based on average shares outstanding during each year plus the net effect of dilutive stock options.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

1.  Summary of significant accounting policies (Cont'd.)


Time certificates of deposit

Time certificates of deposit of $100,000 or more totaled $23,828,595 at December 31, 1996 and $15,278,000 at December 31, 1995.

Reserve requirements

The Bank is required to maintain a balance with the Federal Reserve Bank based on a percentage of deposit liabilities. At December 31, 1996, the required balance was $4,653,000.

Cash and cash equivalents

Cash equivalents include amounts due from banks, federal funds sold and securities purchased under resale agreements. Generally, federal funds are purchased and sold for one-day periods. Securities purchased under resale agreements generally have a contracted term of one day.

Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment securities: Estimated fair values are based on quoted market prices.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (e.g., commercial real estate and commercial and industrial loans) are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1.  Summary of significant accounting policies (Cont'd.)

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

2.  Investment securities

The amortized cost and estimated fair values of investment securities held to maturity are as follows:


                                                  1996
                      --------------------------------------------------------------
                                          Gross           Gross
                       Amortized       Unrealized       Unrealized          Fair
                          Cost            Gains           Losses            Value
                      -----------      -----------      -----------      -----------
US Treasury
  securities and
  obligations of
  US government
  corporations
  and agencies        $ 5,521,161      $    41,370      $    12,862      $ 5,549,669

Obligations of
  states and
  political
  subdivisions            543,575            6,533            4,783          545,325
                      -----------      -----------      -----------      -----------
    Totals            $ 6,064,736      $    47,903      $    17,645      $ 6,094,994
                      ===========      ===========      ===========      ===========


                                                  1995
                      --------------------------------------------------------------
                                          Gross           Gross
                       Amortized       Unrealized       Unrealized          Fair
                          Cost            Gains           Losses            Value
                      -----------      -----------      -----------      -----------
US Treasury
  securities and
  obligations of
  US government
  corporations
  and agencies        $ 9,848,726      $    46,677      $    43,320      $ 9,852,083

Obligations of
  states and
  political
  subdivisions            338,421            7,343            7,174          338,590
                      -----------      -----------      -----------      -----------
    Totals            $10,187,147      $    54,020      $    50,494      $10,190,673
                      ===========      ===========      ===========      ===========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996



2.  Investment securities (Cont'd.)


The amortized cost and estimated fair value of investment securities held to maturity at December 31, 1996, by contractual maturity, are shown below.

                                  Amortized          Fair
                                     Cost            Value
                                  ----------      ----------
Due in one year or less           $  934,070      $  933,098

Due after one year through
  five years                       2,229,844       2,245,518

Due after five years through
  ten years                          414,130         418,319

Due after ten years                2,486,692       2,498,059
                                  ----------      ----------
                                  $6,064,736      $6,094,994
                                  ==========      ==========



There were no sales of investment securities held to maturity in 1996, 1995 and 1994.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

2. Investment securities (Cont'd.)

The amortized cost and estimated fair values of investment securities available for sale are as follows:


                                                  1996
                      --------------------------------------------------------------
                                          Gross           Gross
                       Amortized       Unrealized       Unrealized          Fair
                          Cost            Gains           Losses            Value
                      -----------      -----------      -----------      -----------
US Treasury
  securities and
  obligations of
  US government
  corporations
  and agencies        $17,990,897      $      --        $     2,580      $17,988,317

Mutual funds            1,000,000             --            200,684          799,316
                      -----------      -----------      -----------      -----------
    Totals            $18,990,897      $      --        $   203,264      $18,787,633
                      ===========      ===========      ===========      ===========




                                                  1995
                      --------------------------------------------------------------
                                          Gross           Gross
                       Amortized       Unrealized       Unrealized          Fair
                          Cost            Gains           Losses            Value
                      -----------      -----------      -----------      -----------
US Treasury
  securities and
  obligations of
  US government
  corporations
  and agencies        $23,921,790      $    53,059      $    12,271      $23,962,578

Mutual funds            1,000,000             --            167,072          832,928
                      -----------      -----------      -----------      -----------
    Totals            $24,921,790      $    53,059      $   179,343      $24,795,506
                      ===========      ===========      ===========      ===========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


2. Investment securities (Cont'd.)

The amortized cost and estimated fair value of investment securities available for sale at December 31, 1996, by contractual maturity, are shown below.

                                            Amortized          Fair
                                               Cost            Value
                                           -----------      -----------
Due in one year or less                    $17,990,897      $17,988,317

Due after one year through five years             --               --

Mutual funds                                 1,000,000          799,316

                                           -----------      -----------
                                           $18,990,897      $18,787,633
                                           ===========      ===========


Gross gains of $18,750 were realized on those investment securities available for sale sold in 1996, (taxes related to investment securities available for sale gains in 1996 were $6,948). Gross gains of $54,044 were realized on those investment securities available for sale sold in 1995, (taxes related to investment securities available for sale gains in 1995 were $24,320). Gross losses of $734 were realized on those investment securities available for sale sold in 1994, (taxes related to investment securities available for sale losses in 1994 were $303). Proceeds from the sale of investment securities available for sale were $3,018,750 in 1996, $6,995,550 in 1995 and $4,978,000 in 1994.

Maturities of mortgage-backed securities are classified in accordance with the contractual repayment schedules. Expected maturities differ from the contractual maturities reported above because investment security issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The Company has pledged certain investment securities with a fair value of $1,459,983 to secure treasury, tax and loan, bankruptcy and public deposits at December 31, 1996.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

3.  Loans

The composition of the Company's loan portfolio at December 31, 1996 and 1995 is as follows (rounded to nearest thousand):

                                          1996              1995
                                      ------------      ------------
Commercial                            $ 50,523,000      $ 51,528,000
Commercial - real estate secured        69,295,000        53,434,000
Real estate - mortgage                  17,021,000        16,127,000
Real estate - construction                 789,000         3,412,000
Installment                              6,360,000         5,911,000
                                      ------------      ------------
                                      $143,988,000      $130,412,000
                                      ============      ============

The majority of loans, excluding installment loans, have variable interest rates related to the prime interest rate. Installment loans have fixed interest rates.

All of the Company's business is conducted in Southern California, with individuals and small and medium-sized businesses. These relationships are targeted to the geographic area in which management is familiar with real estate and economic trends.

In the normal course of business, the Company has made loans to directors and employees. Such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Loans outstanding to directors and employees at December 31, 1995 totaled approximately $2,519,617. During 1996, new loans of approximately $193,573 were made and principal payments approximating $325,960 were received resulting in a balance outstanding at December 31, 1996 of approximately $2,387,230.

Loan commitments are made to accommodate the financial needs of the Company's customers. Letters of credit commit the Company to make payments on behalf of customers when certain specified events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies and review. Collateral is obtained based on management's credit assessment of the borrower. The amount of credit risk is represented by the face amount of the commitments and letters of credit.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


3.  Loans (Cont'd.)

At December 31, 1996, the Company had outstanding commitments to its customers on letters of credit of approximately $1,801,214 and unfunded nonrevolving loan commitments of $1,644,941.

The recorded investment in loans considered impaired under SFAS 114 was $5,663,729 at December 31, 1996, with a valuation reserve of $895,466 and was $6,745,972 at December 31, 1995 with a valuation reserve of $858,962. For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $6,923,705 and, for year ended December 31, 1995, the average recorded investment in impaired loans was approximately $4,888,800. Cash basis interest income recognized on those loans during the year was immaterial for 1995 and 1996.

At December 31, 1996, 1995 and 1994, the Company had $3,782,539, $6,745,972, and
$5,739,511, respectively, of loans which were considered to be nonperforming loans and on which the Company ceased its accrual of interest. Interest income which would have been recognized in 1996, 1995 and 1994 on nonperforming loans was $172,713, $260,264, and $166,308, respectively. At December 31, 1996, approximately 59.19%, or $2,238,829, of nonaccrual loans were part of a single lending relationship. Although income is not being recognized on an accrual or cash basis on the loans within this relationship, the borrower continues to make all payments as agreed on all but 2% of the loans.


4.  Allowance for loan losses

Changes in the allowance for loan losses during each of the three years in the period ended December 31, 1996 are summarized as follows:

                                       1996              1995               1994
                                    -----------       -----------       -----------
Balance at beginning of year        $ 3,003,231       $ 3,224,468       $ 3,666,823
Provision charged to expense          1,159,269           312,596         1,088,000
Recoveries on loans previously
  charged off                            79,116            18,620            44,031
Loans charged off                    (1,504,100)         (552,453)       (1,574,386)
                                    -----------       -----------       -----------
Balance at end of year              $ 2,737,516       $ 3,003,231       $ 3,224,468
                                    ===========       ===========       ===========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

5.  Deposits

Deposits consisted of the following at December 31:

                                 1996              1995
                             ------------      ------------
NOW and money market         $ 42,969,400      $ 49,253,838
Savings deposits               10,696,191        11,514,091
Certificate of deposits        36,776,952        26,433,603
Demand deposit accounts        92,988,957        92,003,263
                             ------------      ------------
                             $183,431,500      $179,204,795
                             ============      ============

Accrued interest payable for the following deposit categories at December 31:

                               1996          1995
                             --------      --------
NOW and money market         $  6,161      $ 12,849
Savings deposits                 --           1,421
Certificate of deposits       170,491       167,782
Demand deposit accounts          --            --
                             --------      --------
                             $176,652      $182,052
                             ========      ========

At December 31, 1996, the scheduled maturities of certificates of deposits are as follows:

      1997                          $33,763,707
      1998                            2,997,961
      1999                               15,284
      2000                                 --
      2001 and thereafter                  --
                                    -----------
                                    $36,776,952
                                    ===========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

6.  Income taxes


The provision (benefit) for income taxes consists of the following:

               FEDERAL          STATE           TOTAL
              ---------       ---------       ---------
1996:
Current       $ 470,000       $   3,000       $ 473,000
Deferred        159,000          51,000         210,000
              ---------       ---------       ---------
              $ 629,000       $  54,000       $ 683,000

1995:
Current       $ 536,000       $ 142,000       $ 678,000
Deferred        119,000        (118,000)          1,000
              ---------       ---------       ---------
              $ 655,000       $  24,000       $ 679,000

1994:
Current       $ 105,000       $ (75,000)      $  30,000
Deferred        (20,000)         10,000         (10,000)
              ---------       ---------       ---------
              $  85,000       $ (65,000)      $  20,000


The deferred tax expense (benefit) represent the changes in the amounts of temporary differences from January 1 to December 31 of 1996, 1995 and 1994, respectively. The types of temporary differences that give rise to significant portions of the deferred tax at December 31, 1996, 1995 and 1994, include reserves for credit losses, other real estate and fixed assets. The amounts previously reported as the current and deferred portions of income tax expense for 1995 have been revised. Such changes to the components occur because all tax alternatives available to the Company are not known for a number of months subsequent to year end.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

6.  Income taxes (Cont'd.)

The effective federal income tax rate varies from the statutory rate due to a number of factors including certain interest exclusions for state income tax purposes. A reconciliation of the differences between statutory and effective tax rates follows:

                                  1996            1995          1994
                               ---------       ---------      ---------
Federal income tax based
on statutory rate              $ 639,000       $ 652,000      $  60,000

State income tax
net of federal income tax         69,000          16,000        (34,000)

Other                            (25,000)         11,000         (6,000)
                               ---------       ---------      ---------
                               $ 683,000       $ 679,000      $  20,000
                               =========       =========      =========

The tax effects of temporary differences which give rise to significant elements of deferred tax assets and liabilities as of December 31, 1996 and 1995 are detailed below:

                                           1996             1995
                                       -----------      -----------
Gross deferred assets
     Loan loss reserve                 $   809,000      $   927,000
     Other real estate                      63,000           40,000
     Unrealized securities losses           69,000           43,000
     Fixed assets                           51,000             --
     Other                                  53,000           22,000
                                       -----------      -----------
         Total deferred assets         $ 1,045,000      $ 1,032,000


Gross deferred liabilities
     Fixed assets                      $      --            (29,000)
                                       -----------      -----------
Net deferred tax asset                 $ 1,045,000      $ 1,003,000
                                       ===========      ===========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

7.  Stock Options

The Company sponsors a stock option plan covering directors and officers and other key full-time salaried employees. Approximately 90,295 shares have been authorized under the plan, 44,793 of which were available at December 31, 1996 for future grants. Generally, the options become exercisable one year following the date of grant in cumulative equal amounts over five years at which time any options not exercised expire.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of Harbor Bancorp employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's stock option activity and related information for the periods ended December 31, 1996 and December 31, 1995, is summarized below:

                              December 31, 1996        December 31, 1995
                            ---------------------    ---------------------
                                        Weighted                  Weighted
                                         Average                   Average
                                        Exercise                  Exercise
                            Options       Price     Options        Price
                            ------      ---------    ------       --------
Outstanding at
  beginning of period       55,100      $    7.59    41,676       $   7.34
Granted                     10,000          10.00    25,000           7.90
Exercised                     --             --        --             --
Forfeited/expired             --             --     (11,576)          7.34
5% dividend issued
  4/19/96                    3,253           --        --             --
                            ------                   ------
Outstanding at
  end of period             68,353      $    7.59    55,100       $   7.59
                            ======                   ======
Exercisable at end
  of period                 26,307
                            ======


The weighted-average fair value of options granted during 1996 and 1995 were $4.85 and $3.76, respectively.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


7. Stock Options (Cont'd.)

Exercise prices for options outstanding as of December 31, 1996, ranged from $6.99 to $9.52. The weighted-average remaining contractual life of these options is 3.08 years.

The fair value of the options presented above was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.75% and 6.25%; a volatility factor of the expected market price of Harbor Bancorp stock of .378; and a weighted-average expected option life of 6 years. The pro forma earnings per share disclosure required by SFAS 123 are not shown as the pro forma impact of applying SFAS 123 is insignificant in 1996.

8.  Employee stock bonus plan

The Company has an employee stock bonus plan which covers substantially all employees. The Company may make annual contributions, subject to the approval of the Board of Directors. Contributions were $90,000 in 1996, 1995 and 1994.

9.  Commitments and contingencies

The Company conducts a portion of its operations in leased facilities under noncancellable operating leases expiring at various dates through 2004, at which time the leases are renewable at the then fair rental value for periods of five to ten years. Total future minimum sublease rentals amount to approximately $445,793 at December 31, 1996.

The minimum rental commitments for operating leases, excluding sublease income, are approximately as follows:

Year ending December 31:
  1997                              $ 1,764,000
  1998                                1,764,000
  1999                                1,710,000
  2000                                1,580,000
  2001                                1,285,000
Thereafter                            2,365,000
                                    -----------
                                    $10,468,000
                                    ===========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996




9.  Commitments and contingencies (Cont'd)


Rental expense for the three years ended December 31, 1996 consists of the following:

                          1996              1995             1994
                      -----------       -----------       -----------
Minimum rentals       $ 1,884,000       $ 1,791,000       $ 1,878,000
Sublease rentals         (298,000)         (259,000)         (333,000)
                      -----------       -----------       -----------
                      $ 1,586,000       $ 1,532,000       $ 1,545,000
                      ===========       ===========       ===========


Due to the nature of their business, the Company, the Bank and their subsidiaries are subject to legal actions threatened or filed which arise from the normal course of their business. Management believes that such litigation is incidental to the business of the Company and the Bank and the eventual outcome of all currently pending legal proceedings will not be material to the Company's financial position or results of operations.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996



10.  Regulatory Capital

The Company and its bank subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation (the "FDIC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain total risk-based, Tier 1 risk-based, Tier 1 Leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. There was no deduction made from capital for interest-rate risk.

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996





10.  Regulatory Capital (Cont'd)


                                                                                     TO BE WELL
                                                                                    CAPITALIZED
                                                                                    UNDER PROMPT
                                                                                     CORRECTIVE
                                                             FOR CAPITAL               ACTION
                                        ACTUAL            ADEQUACY PURPOSES           PROVISIONS
                                ---------------------    --------------------    ---------------------
                                 AMOUNT         RATIO     AMOUNT        RATIO    AMOUNT          RATIO
                                -------         -----    -------         ----    -------         -----
  AS OF DECEMBER 31, 1996:

  TOTAL CAPITAL (TO RISK-
    WEIGHTED ASSETS):
      COMPANY                   $17,355         11.58%   $11,986         8.00%   $14,982         10.00%
      BANK                       17,159         11.35%    12,093         8.00%    15,116         10.00%

  TIER 1 CAPITAL (TO RISK-
    WEIGHTED ASSETS):
      COMPANY                   $15,472         10.33%   $ 5,993         4.00%   $ 8,989          6.00%
      BANK                       15,270         10.10%     6,046         4.00%     9,070          6.00%

  TIER 1 CAPITAL (TO
   AVERAGE ASSETS):
     COMPANY                    $15,472          7.63%   $ 8,116         4.00%   $10,145          5.00%
     BANK                        15,270          7.53%     8,112         4.00%    10,140          5.00%

AS OF DECEMBER 31, 1995

TOTAL CAPITAL (TO RISK-
  WEIGHTED ASSETS):
    COMPANY                     $15,944         11.56%   $11,029         8.00%   $13,787         10.00%
    BANK                         15,748         11.55%    10,903         8.00%    13,629         10.00%

TIER 1 CAPITAL (TO RISK-
  WEIGHTED ASSETS):
    COMPANY                     $14,221         10.31%   $ 5,515         4.00%   $ 8,272          6.00%
    BANK                         14,044         10.30%     5,452         4.00%     8,357          6.00%

TIER 1 CAPITAL (TO
  AVERAGE ASSETS):
    COMPANY                     $14,221          7.09%   $ 8,021         4.00%   $10,026          5.00%
    BANK                         14,044          7.04%     7,980         4.00%     9,975          5.00%

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996



11.  Condensed Financial Statements

The following are condensed financial statements of Harbor Bancorp (parent only):

                                 BALANCE SHEETS


                                                         December 31,
                                                    1996             1995
                                                -----------      -----------
Assets:
  Cash                                          $    14,392      $    20,437
  Investment in Harbor Bank                      15,566,287       14,379,680
  Investment in Harbor Bank
    Properties                                       25,227           25,052
  Other assets                                       94,076          131,258
                                                -----------      -----------
      Total assets                              $15,699,982      $14,556,427
                                                ===========      ===========

Stockholders' equity:
  Common stock, no par value                    $13,963,517      $13,257,875
  Retained earnings                               1,736,465        1,298,552
                                                -----------      -----------
    Total stockholders' equity                  $15,699,982      $14,556,427
                                                ===========      ===========


                                INCOME STATEMENTS

                                         Years ended December 31,
                                   1996            1995            1994
                                ----------      ----------      ----------
Equity in undistributed
  earnings of subsidiaries      $1,237,589      $1,279,964      $  162,505
    Miscellaneous income                61             -0-          14,725
                                ----------      ----------      ----------
         Total income           $1,237,650      $1,279,964      $  177,230

    Operating expense               41,104          41,430          19,290
                                ----------      ----------      ----------
          Net income            $1,196,546      $1,238,534      $  157,940
                                ==========      ==========      ==========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


11. Condensed Financial Statements (Cont'd.)


                        STATEMENTS OF CASH FLOWS

                                                   Years ended December 31,
                                          1996              1995              1994
                                      -----------       -----------       -----------
Operating activities:

  Net income                          $ 1,196,546       $ 1,238,534       $   157,940
  Adjustments to reconcile
    net income to net cash
    used in operating
    activities:
      Equity in undistributed
         income of
         subsidiaries                  (1,237,589)       (1,279,964)         (162,505)
      Decrease  in
        interest receivable                  --                --                 306
      Other assets                         37,182            31,140          (109,182)
                                      -----------       -----------       -----------
          Net cash used in
            operating activities           (3,861)          (10,290)         (113,441)


Financing activities:

  Fractional shares                        (2,184)             --              (1,321)
                                      -----------       -----------       -----------
        Net cash used in
          financing activities             (2,184)             --              (1,321)

Decrease in cash                           (6,045)          (10,290)         (114,762)

Cash at beginning of year                  20,437            30,727           145,489
                                      -----------       -----------       -----------

Cash at end of year                   $    14,392       $    20,437       $    30,727
                                      ===========       ===========       ===========

                         HARBOR BANCORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

11. Condensed Financial Statements (Cont'd.)


Dividend Restriction

The Company is dependent to a significant degree on dividends from its subsidiaries. There are statutory and regulatory limitations on the amount of dividends which may be paid to the Company by the Bank. Retained earnings of subsidiaries available for dividends to the Company approximated $2,720,057 at December 31, 1996.


12.  Fair Value of Financial Instruments

Fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value, are reported using quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instrument. Fair values for certain financial instruments and all non-financial instruments are not required to be disclosed. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.


The following is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 1996:

                                             Carrying            Fair
                                               Amount            Value
                                           ------------      ------------
Financial assets:

  Cash and cash equivalents                $ 20,142,839      $ 20,142,839
  Federal funds sold and securities
    purchased under resale agreements         8,400,000         8,400,000
  Time certificates of deposit                  495,000           495,000
  Investment securities                      24,852,369        24,882,627
  Loans, net                                141,250,271       141,198,267

Financial liabilities:
  Noninterest bearing deposits             $ 92,988,957      $ 92,988,957
  Interest bearing deposits                  90,442,543        90,449,761

Index to Unaudited Interim Consolidated Financial Statements

             Reference                                     Page
             ---------                                     ----

     Condensed unaudited consolidated balance
       sheets - March 31, 1997..........................  101-102

     Condensed unaudited consolidated statements of
       income - three months ended March 31, 1997 and
       1996.............................................  103-104

     Condensed unaudited consolidated statements of
       cash flows - three months ended March 31, 1997
       and 1996.........................................  105-106

     Notes to condensed unaudited consolidated financial
       statements - March 31, 1997......................  107-109

                         HARBOR BANCORP AND SUBSIDIARIES
                 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS


                                               March 31,
                                                 1997
                                            (000's omitted)
                                            ---------------
      ASSETS

Cash and due from banks                        $ 23,323

Federal funds sold and securities
  purchased under resale agreements              24,800
                                               --------
   Cash and cash equivalents                     48,123

Time certificates of deposit                        495

Investment securities:
Held to maturity securities (market value
  of $5,702,410 in 1997 and $6,094,994
  in 1996)                                        5,698
Available for sale securities                     5,764

Loans                                           143,297
  Less allowance for loan losses                  2,822
                                               --------
          Net loans                             140,475

Bank premises and equipment:
  Land                                              159
  Buildings and improvements                      4,256
  Furniture, fixtures and equipment               3,586
                                               --------
                                                  8,001
  Less accumulated depreciation
    and amortization                              6,221
                                               --------
                                                  1,780
Other real estate owned                             329

Accrued interest receivable                         920

Other assets                                      1,589
                                               --------
          Total assets                         $205,173
                                               ========

                                   (Continued)

                         HARBOR BANCORP AND SUBSIDIARIES
                 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
                                   (Continued)


                                               March 31,
                                                 1997
                                            (000's omitted)
                                            ---------------
     LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Interest bearing                             $  93,939
  Noninterest bearing                             94,081
                                               ---------
        Total deposits                           188,020

Accrued expenses and other liabilities             1,094
                                               ---------
           Total liabilities                     189,114


Stockholders' equity:
  Common stock, no par value; 5,000,000
    shares authorized; issued and out-
    standing, 1,415,214 shares in 1997
    and in 1996                                   13,963
  Retained earnings                                2,247
  Net unrealized security losses                    (151)
                                               ---------
          Total stockholders' equity              16,059
                                               ---------
          Total liabilities and
            stockholders' equity               $ 205,173
                                               =========


            See notes to unaudited consolidated financial statements.

                         HARBOR BANCORP AND SUBSIDIARIES
              CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME


                                          Three Months Ended
                                                March 31,
                                 (000's omitted, except per share data)

                                             1997        1996
                                            ------      ------
Interest income:
  Interest and fees on loans                $3,356      $3,025
  Interest on U.S. government
    and agency obligations                     161         404
  Interest on obligations of
    states and political
    subdivisions                                 6           3
  Interest on other investments                 20          21
  Interest on federal funds sold
    and securities purchased under
    agreements to resale                       206         145
                                            ------      ------
          Total interest income              3,749       3,598

Interest expense:
  Interest on deposits                         755         656
  Interest on borrowed funds                  --             4
                                            ------      ------
          Total interest expense               755         660

Net interest income                          2,994       2,938

Provision for loan
  losses                                       150         196

Net interest income after
  provision for loan
  losses                                     2,844       2,742

Other operating income:
  Service charges on deposit
    accounts                                   221         260
  Loan servicing fees and other
    fees and charges                            51          34
                                            ------      ------
          Total other operating
            income                             272         294

                           (Continued)

                 HARBOR BANCORP AND SUBSIDIARIES
        CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                           (Continued)


                                      Three Months Ended
                                            March 31,
                             (000's omitted, except per share data)

                                       1997            1996
                                    ----------      ----------
Noninterest expense:
  Salaries, wages and employee
    benefits                               987             954
  Occupancy expenses                       538             541
  Equipment expenses                        82             106
  Data processing expenses                 133             153
  Other operating expenses                 784             930
                                    ----------      ----------
          Total noninterest
            expense                      2,524           2,684
                                    ----------      ----------
Income before taxes based on
  income                                   592             352

Provision for taxes based
  on income                                216             125
                                    ----------      ----------
Net income                          $      376      $      227
                                    ==========      ==========

Weighted average number of
  common shares and common
  share equivalents                  1,434,245       1,434,245
                                    ==========      ==========

Net income per common
  share (Note 1)                    $     0.26      $     0.16
                                    ==========      ==========


    See notes to unaudited consolidated financial statements.

                 HARBOR BANCORP AND SUBSIDIARIES
     CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                        Three Months Ended March 31,
                                             (000's omitted)

                                            1997           1996
                                          --------       --------
Operating activities:
  Net income                              $    376       $    227
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
    Provision for depreciation and
      amortization                             109            120
    Provision for loan
      losses                                   150            196
    Increase in
      interest receivable                      (64)          (268)
    Increase in
      interest payable                          32              5
    Other                                      415            (14)
                                          --------       --------
      Net cash provided by operating
        activities                           1,018            266

Investing activities:
  Proceeds from maturities, sales
    and calls of investment
    securities                              18,360          7,128
  Purchases of investment securities        (4,991)          --
  Net decrease in loans                        625          1,495
  Capital expenditures                         (21)          (157)
  Other real estate                           --           (1,406)
                                          --------       --------
      Net cash provided by
        investing activities                13,973          7,060

                           (Continued)

                         HARBOR BANCORP AND SUBSIDIARIES
            CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)


                                       Three Months Ended March 31,
                                              (000's omitted)

                                             1997         1996
                                            -------      -------
Financing activities:
  Net increase in commercial
    and other demand deposits, savings
    and money market deposits and
    certificates of deposit                   4,589       14,456
                                            -------      -------
      Net cash provided by
        financing activities                  4,589       14,456

    Increase in cash
        and cash equivalents                 19,580       21,782
Cash and cash equivalents at
  beginning of period                        28,543       26,164
                                            -------      -------
Cash and cash equivalents at
  end of period                             $48,123      $47,946
                                            =======      =======


    See notes to unaudited consolidated financial statements.

                         HARBOR BANCORP AND SUBSIDIARIES
         NOTES TO CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                 March 31, 1997


1.  Summary of Significant Accounting Policies:


Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

Certain reclassifications have been made in the 1996 financial statements to conform to the presentations used in 1997.

The balance sheet on December 31, 1996 has been derived from the audited financial statements at that date. The accompanying notes are an integral part of these financial statements.

Principles of consolidation

Harbor Bancorp ("the Company") was formed on July 23, 1982. The unaudited condensed consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries, Harbor Bank and Harbor Bank Properties. All intercompany accounts and transactions have been eliminated.

Investment securities

The Company adopted Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994.

Investment securities held to maturity are securities which the Company has the positive intent and ability to hold until maturity. Accordingly, these securities are carried at amortized cost. Unrealized holding gains and losses are not recognized in the financial statements until realized or until a decline in fair value below cost is deemed to be other than temporary.

Investment securities available for sale include debt securities and mutual funds. These securities are stated at fair value with unrealized holding gains and losses reflected as a separate component of stockholders' equity, net of income taxes. Gains and losses are determined on the specific identification method. Any decline in the fair value of the investments which is deemed to be other than temporary is charged against current earnings.

Impaired loans

The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended, effective January 1, 1995. This statement requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rates or the fair value of the underlying collateral, and specifies alternative methods for recognizing interest income on loans that are impaired or for which there are credit concerns. For purposes of applying this standard, impaired loans have been defined as all non-accrual loans. The Company's policy for income recognition was not affected by adoption of the standard. The adoption of SFAS No. 114 did not have any effect on the total reserve for credit losses or related provision.

Allowance for loan losses

The allowance for loan losses represents management's evaluation of the quality of the loan portfolio. The allowance is maintained at a level considered to be adequate for potential loan losses based on management's assessment of various factors affecting the loan portfolio, which includes a review of problem loans, business conditions and the overall quality of the loan portfolio.

The allowance is increased by the provision for loan losses charged to operations and reduced by loans charged off to the allowance, net of recoveries.

Other Real Estate

Other real estate ("ORE") is stated at the lower of cost or fair market value, net of estimated selling costs.

Income taxes

Income tax expense is the current and deferred tax consequence, of events that have been recognized in the financial statements, as measured by the provisions of enacted tax law.

Bank premises and equipment

Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets which range from 10 to 30 years for buildings and improvement and 3 to 10 years for furniture, fixtures and equipment.

Net income per common share

Net income per common share was computed by dividing net income by the weighted average number of common stock and common stock equivalents (stock options) outstanding during each period. The number of shares used in the per share calculations for the periods ended March 31, 1997 and 1996 was 1,434,245.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is for the first quarter ended March 31, 1997 and March 31, 1996 of $0.01 and $0.00 per share, respectively. The impact of Statement 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

                                    PART III



ITEM 1.   EXHIBITS AND REPORTS ON FORM 8-K


 Exhibits
  Number                                                                  Page No.
 --------                                                                 --------
2.1       Plan of Reorganization (Exhibit 2 of Registration
          Statement No. 2-79912 incorporated by reference)

3.1       Articles of Incorporation of the Holding Company
          (Exhibit 3(a) of Registration Statement No. 2-79912 incorporated by reference)

3.2       Bylaws of the Holding Company (Exhibit 3(b) of
          Registration Statement No. 2-79912 incorporated by reference)

3.3       Amended Articles of Incorporation of the Holding
          Company approved in May 1988 Shareholders Meeting..               113

3.4       Amended Bylaws approved on May 27, 1997............               115

10.1      Harbor Bank Stock Option Plan (Exhibit 10(a) of
          Registration Statement No. 2-79912 incorporated by reference)

10.2      Amendments to Harbor Bank Stock Option Plan (Exhibit
          10(b) of Registration Statement No. 2-79912 incorporated by reference)

10.3      Headquarters Office Lease..........................           118-181

10.4      South Coast Office Lease...........................           182-239

10.5      Golden Shore Office Lease..........................           240-280

23.0      Consent from Ernst & Young.........................               281

                                   SIGNATURES


         Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       HARBOR BANCORP


DATED:  June 2, 1997                   By:  /s/ James H. Gray
                                           -----------------------------
                                            James H. Gray, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                                       PRINCIPAL EXECUTIVE OFFICER
                                         AND DIRECTOR

DATED:  June 2, 1997                   By:  /s/ James H. Gray
                                          ---------------------------------
                                            James H. Gray, President and
                                              Chief Executive Officer

                                       PRINCIPAL FINANCIAL AND
                                         ACCOUNTING OFFICER

DATED:  June 2, 1997                    By:  /s/ H. Melissa Lanfre'
                                            ---------------------------------
                                             H. Melissa Lanfre'
                                             Vice President and Chief
                                               Financial Officer



                                       DIRECTORS:



DATED:  June 2, 1997                   By:  /s/ James H. Gray
                                          ----------------------------------
                                            James H. Gray, Director

DATED:  June 2, 1997                   By:  /s/ John W. Hancock
                                          ----------------------------------
                                            John W. Hancock, Director


DATED:  June 2, 1997                   By:  /s/ Dallas E. Haun
                                          ----------------------------------
                                            Dallas E. Haun, Director


DATED:  June 2, 1997                   By:  /s/ Kermit Q. Jones
                                          ----------------------------------
                                            Kermit Q. Jones, Director


DATED:  June 2, 1997                   By:  /s/ Robert E. Leslie
                                          ----------------------------------
                                            Robert E. Leslie, Director


DATED:  June 2, 1997                   By:  /s/ Dorothy K. Matteson
                                          ----------------------------------
                                            Dorothy K. Matteson, Director


DATED:  June 2, 1997                   By:  /s/ Malcolm C. Todd
                                          ----------------------------------
                                            Malcolm C. Todd, Director


DATED:  June 2, 1997                   By:  /s/ James A. Willingham
                                          ----------------------------------
                                            James A. Willingham, Director


DATED:  June 2, 1997                   By:  /s/ Margaret E. Wilson
                                          ----------------------------------
                                            Margaret E. Wilson, Director